The Lion Electric Company
Consolidated Financial Statements
December 31, 2022 and 2021

Report of Independent Registered
Public Accounting Firm

To the Shareholders and Directors of
The Lion Electric Company

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of The Lion Electric Company (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of earnings (loss) and comprehensive loss, changes in equity and cash flows for the years then ended and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2014.

/s/ Raymond Chabot Grant Thornton LLP

Montréal, Canada
March 9, 2023

The Lion Electric Company
Consolidated Statements of Financial Position
As at December 31, 2022 and December 31, 2021
(In US dollars)

	Notes	December 31, 2022	December 31, 2021
		$	$
ASSETS
Current
Cash		88,266,985	241,702,030
Accounts receivable	5	62,971,542	37,899,085
Inventories	6	167,191,935	115,978,979
Prepaid expenses and other current assets		5,067,513	4,647,163
Current assets		323,497,975	400,227,257
Non-current
Other non-current assets		1,073,226	793,298
Property, plant and equipment	7	160,756,328	32,668,158
Right-of-use assets	8	60,508,354	60,902,362
Intangible assets	9	151,364,023	81,899,830
Contract asset	14	13,211,006	14,113,415
Non-current assets		386,912,937	190,377,063
Total assets		710,410,912	590,604,320

LIABILITIES
Current
Trade and other payables	11	75,857,013	40,409,565
Current portion of long-term debt and other debts	12	24,713	13,015,584
Current portion of lease liabilities	8	5,210,183	4,691,344
Current liabilities		81,091,909	58,116,493
Non-current
Long-term debt and other debts	12	110,648,635	62,086
Lease liabilities	8	58,310,032	57,517,973
Share warrant obligations	14	23,243,563	106,225,934
Non-current liabilities		192,202,230	163,805,993
Total liabilities		273,294,139	221,922,486
SHAREHOLDERS' EQUITY
Share capital	22	475,950,194	418,709,160
Contributed surplus		134,365,664	122,637,796
Deficit		(151,979,960)	(169,755,726)
Cumulative translation adjustment		(21,219,125)	(2,909,396)
Total shareholders' equity		437,116,773	368,681,834
Total shareholders' equity and liabilities		710,410,912	590,604,320

The accompanying notes are an integral part of the consolidated financial statements.

The Lion Electric Company
Consolidated Statements of Earnings (Loss) and Comprehensive Loss
For the years ended December 31, 2022 and 2021
(In US dollars)

	Notes	December 31, 2022	December 31, 2021
		$	$
Revenue	23	139,914,470	57,710,204
Cost of sales		152,861,775	57,664,749
Gross profit (loss)		(12,947,305)	45,455

Administrative expenses	15,16	44,843,042	78,422,622
Selling expenses	15,16	22,973,972	27,719,888
Transaction costs		—	13,654,851
Operating loss		(80,764,319)	(119,751,906)

Finance costs	17	955,422	8,332,477
Foreign exchange loss		1,972,679	1,036,840
Change in fair value of share warrant obligations	14	(101,468,186)	(85,795,903)
Earnings (loss) before income taxes		17,775,766	(43,325,320)
Income taxes	18	—	—
Net earnings (loss)		17,775,766	(43,325,320)
Other comprehensive income (loss)
Item that will be subsequently reclassified to net earnings (loss)
Foreign currency translation adjustment		(18,309,729)	321,188
Comprehensive loss		(533,963)	(43,004,132)

Earnings (loss) per share
Basic earnings (loss) per share	19	0.09	(0.27)
Diluted earnings (loss) per share	19	0.09	(0.27)

The accompanying notes are an integral part of the consolidated financial statements.

The Lion Electric Company
Consolidated Statements of Changes in Equity
For the years ended December 31, 2022 and 2021
(In US dollars, except for number of shares)

	Notes	Number of shares	Share capital	Contributed surplus	Conversion options	Deficit	Cumulative translation adjustment	Total equity
			$	$	$	$	$	$
Balance at January 1, 2022		190,002,712	418,709,160	122,637,796	—	(169,755,726)	(2,909,396)	368,681,834
Share-based compensation	16	—	—	12,349,758	—	—	—	12,349,758
Shares issued pursuant to exercise of stock options and warrants	14, 16	45,421	625,688	(621,890)	—	—	—	3,798
Issuance of shares though "at-the-market" equity program	22	8,346,789	29,351,308	—	—	—	—	29,351,308
Issuance of shares though the December 2022 Offering	22	19,685,040	27,264,038	—	—	—	—	27,264,038
Net earnings		—	—	—	—	17,775,766	—	17,775,766
Other comprehensive loss
Foreign currency translation adjustment		—	—	—	—	—	(18,309,729)	(18,309,729)
Balance at December 31, 2022		218,079,962	475,950,194	134,365,664	—	(151,979,960)	(21,219,125)	437,116,773

Balance at January 1, 2021		110,551,314	32,562,541	—	1,472,520	(126,430,406)	(3,230,584)	(95,625,929)
Transfer from share-based compensation liability	16	—	—	130,276,188	—	—	—	130,276,188
Transfer of retractable common shares from liability		17,994,857	29,072,804	—	—	—	—	29,072,804
Share-based compensation	16	—	—	14,930,617	—	—	—	14,930,617
Shares issued pursuant to exercise of stock options and warrants	14, 16	1,505,110	23,693,949	(22,569,009)	—	—	—	1,124,940
Issuance of shares through private placement		20,040,200	196,255,491	—	—	—	—	196,255,491
Redemption of conversion option on convertible debt instruments		—	—	—	(1,472,520)	—	—	(1,472,520)
Issuance of shares upon business combination transaction		39,911,231	137,124,375	—	—	—	—	137,124,375
Net loss		—	—	—	—	(43,325,320)	—	(43,325,320)
Other comprehensive loss
Foreign currency translation adjustment		—	—	—	—	—	321,188	321,188
Balance at December 31, 2021		190,002,712	418,709,160	122,637,796	—	(169,755,726)	(2,909,396)	368,681,834

The accompanying notes are an integral part of the consolidated financial statements.

The Lion Electric Company
Consolidated Statements of Cash Flows
For the years ended December 31, 2022 and 2021
(In US Dollars)

	Note	December 31, 2022	December 31, 2021
		$	$
OPERATING ACTIVITIES
Net earnings (loss)		17,775,766	(43,325,320)
Non-cash items:
Depreciation and amortization	20	11,492,473	5,544,175
Share-based compensation	16	12,362,070	71,081,047
Accretion expense on common shares, retractable	17	—	2,031,863
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	17	82,850	125,290
Accretion expense on convertible debt instruments	17	—	2,503,097
Gain on derecognition of the balance of purchase price payable related to the acquisition of the dealership rights	17	(2,130,583)	—
Change in fair value of share warrant obligations	14	(101,468,186)	(85,795,903)
Unrealized foreign exchange loss (gain)		821,424	17,973
Net change in non-cash working capital items	20	(58,488,611)	(83,150,851)
Cash flows used in operating activities		(119,552,797)	(130,968,629)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(129,573,638)	(19,825,006)
Addition to intangible assets		(78,284,126)	(44,956,423)
Disposition of property, plant and equipment		24,413	—
Government assistance related to property, plant and equipment and intangible assets		3,226,696	2,182,923
Cash flows used in investing activities		(204,606,655)	(62,598,506)
FINANCING ACTIVITIES
Net change in credit facilities		—	(19,188,863)
Loans on research and development tax credits receivable and subsidies receivable		22,233,751	2,934,384
Repayment of loans on research and development tax credits and subsidies receivable		(9,926,471)	(2,829,254)
Increase in long-term debt and other debts		89,342,762	15,775,473
Repayment of long-term debt and other debts		(422,423)	(41,611,760)
Repayment of convertible debt instruments	13	—	(23,903,068)
Payment of lease liabilities	8	(4,977,183)	(2,093,371)
Proceeds from issuance of shares through private placement, net of issuance costs		—	196,255,491
Proceeds from issuance of shares through "at-the-market" equity program	22	29,351,308	—
Proceeds from the issuance of shares through the December 2022 Offering - Warrants	14	19,913,196	—
Proceeds from the issuance of shares through the December 2022 Offering - Common Shares	22	27,264,038	—
Proceeds from the issuance of shares through exercise of stock options and warrants	14, 16	23,173	1,124,940
Proceeds from issuance of shares through business combination transaction		—	308,232,870
Cash flows from financing activities		172,802,151	434,696,842
Effect of exchange rate changes on cash held in foreign currency		(2,077,744)	663,399
Net (decrease) increase in cash		(153,435,045)	241,793,106
Cash (bank overdraft), beginning of year		241,702,030	(91,076)
Cash, end of year		88,266,985	241,702,030
Other information on cash flows related to operating activities:
Income taxes paid		—	—
Interest paid		2,386,930	5,722,466
Interest paid under lease liabilities		3,162,932	443,740

The accompanying notes are an integral part of the consolidated financial statements.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

1 - REPORTING ENTITY AND NATURE OF OPERATIONS
The principal activities of The Lion Electric Company ("Lion" or the "Company") and its subsidiaries (together referred to as the "Group") include design, development, manufacturing and distribution of purpose-built all-electric medium and heavy-duty urban vehicles including battery systems, chassis, bus bodies and truck cabins. The Group also distributes truck and bus parts and accessories.
The Company is incorporated under the Business Corporations Act (Quebec) and is the Group’s ultimate parent company. Its registered office and principal place of business is 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada. These audited consolidated financial statements ("consolidated financial statements") are as at December 31, 2022 and 2021 and for the fiscal years ended December 31, 2022 and 2021 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity, and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol LEV.
2 - BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE WITH IFRS
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and are expressed in United States ("US") dollars for reporting purposes.
These consolidated financial statements have been approved for issue by the Board of Directors on March 9, 2023.
3 - SUMMARY OF ACCOUNTING POLICIES
3.1 Overall considerations
The consolidated financial statements have been prepared using the significant accounting policies and measurement bases that are in effect at December 31, 2022, as summarized below. These were used throughout all periods presented in the consolidated financial statements.
3.2 Basis of consolidation
The consolidated financial statements includes the accounts of the Company and its wholly-owned subsidiaries as of December 31, 2022. All subsidiaries have a reporting date of December 31. Subsidiaries are all entities over which the Group has the power to control the financial and operating policies. The Group obtains and exercises control when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
All transactions and balances between Group companies are eliminated on consolidation, including unrealized gains and losses on transactions between Group companies. Where unrealized losses on intra-group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a group perspective.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.2 Basis of consolidation (continued)
Amounts reported in the consolidated financial statements of the subsidiary have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.
The Company’s principal subsidiaries, their jurisdiction of incorporation, and the Company’s percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of Incorporation	Ownership percentage
Lion Holding USA Inc.	Delaware	100%
Northern Genesis Acquisition Corp.	Delaware	100%
The Lion Electric Co USA Inc.	Delaware	100%
Lion Electric Manufacturing USA Inc.	Delaware	100%
3.3 Changes in classification and presentation
Prepaid expenses and other non-current assets
During the fiscal year ending December 31, 2022, the Group changed the classification of a portion of the assets previously included in prepaid expenses, subsequently renamed prepaid expenses and other current assets, to other non-current assets. This classification change was made to better reflect the nature of those assets and their maturity period. This classification change was applied retroactively and the comparative figures for the fiscal year ended December 31, 2021 were adjusted to reflect this change without impact on net loss and net loss per share.
The table below shows, for the impacted line items only, the previously published figures, the adjustment stemming from this change, and the adjusted figures:

	Published	Adjustment	December 31, 2021 adjusted
	$	$	$
Prepaid expenses and other current assets	5,440,461	(793,298)	4,647,163
Other non-current assets	—	793,298	793,298

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.3 Changes in classification and presentation (continued)
Lease Liability
During the fiscal year ending December 31, 2022, the Group changed its classification of the lease liabilities between the current portion of lease liabilities and the non-current portion of the lease liability in the consolidated statements of financial position. This classification change was made to better reflect the maturity of those obligations. This classification change was applied retroactively and the comparative figures for the fiscal year ended December 31, 2021 were adjusted to reflect this change without impact on net loss and net loss per share.
The table below shows, for the impacted line items only, the previously published figures, the adjustment stemming from this change and the adjusted figures:

	Published	Adjustment	December 31, 2021 adjusted
	$	$	$
Current portion of lease liabilities	7,728,923	(3,037,579)	4,691,344
Lease liabilities	54,480,394	3,037,579	57,517,973
3.4 Foreign currency translation
Functional and presentation currency
The consolidated financial statements are presented in US dollars. The functional currency of the parent company and its subsidiaries is the Canadian dollar, except for Northern Genesis Acquisition Corp., The Lion Electric Co USA Inc., and Lion Electric Manufacturing USA Inc., whose functional currencies are the US dollar. The functional currency of The Lion Electric Co USA Inc., was changed to the US dollar effective January 1, 2022. This change was made to reflect the fact that the US has become the primary economic environment in which the entity operates. Over time, the US dollar's influence on sales prices and costs has increased. In addition, financing of the subsidiary is denominated in US dollars. The change was implemented prospectively. The functional currency of the remaining entities in the Group has remained unchanged during the reporting periods.
Foreign currency transactions and balances
Foreign currency transactions are translated into the functional currency of the respective Group entity, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items denominated in foreign currency at year-end exchange rates are recognized in the consolidated statement of earnings (loss).

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.4 Foreign currency translation (continued)
Foreign currency transactions and balances (continued)
Non-monetary items are not retranslated at year-end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the date when fair value was determined.
The Group's Canadian dollar financial statements are translated to US dollars as follows: assets and liabilities are translated at the closing rate in effect at the reporting date and income and expenses are translated at the average exchange rate for the period. The share capital account is translated at rates in effect at the time of issuance/redemptions. Exchange gains or losses resulting from the translation of the Group's accounts into the reporting currency are reported as foreign currency translation adjustment within other comprehensive loss and presented as a separate component of shareholders’ equity under cumulative translation adjustment.
3.5 Revenue
The Group's principal sources of revenue are the sale of all-electric medium and heavy-duty urban vehicles. The Group also enters into sales contracts for other products including energy infrastructure, vehicle parts, and related services.
To determine whether to recognize revenue, the Group follows a 5-step process:
–identifying the contract with a customer;
–identifying the performance obligations;
–determining the transaction price;
–allocating the transaction price to the performance obligations; and
–recognizing revenue when/as performance obligation(s) are satisfied.
The Group recognizes revenue in the amount of consideration it will receive for delivering a product or a service to a customer. Revenue is recognized at a point in time, when the Group satisfies its performance obligations by transferring control of the goods to its customers or provides the service, which generally occur when the goods are delivered to the customers and when the customer confirms acceptance.
Control is generally transferred when the customer has the ability to direct the use and obtain substantially all of the remaining benefit, which is upon shipment, or when the product has been completed, is ready for delivery, and title has transferred to the customer.
The Group provides a warranty for its products against defects for periods varying from one year to eight years for certain components. An allowance for warranty expense is recorded when the revenue for the related product is recognized. The allowance is based upon the terms of the warranty, the Group's historical experience and management estimates of future expenses for replacement or repairs. The corresponding expense is recorded in cost of goods sold.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.6 Cost of sales and gross profit
Cost of sales includes all raw material costs, direct parts, material and labor costs, manufacturing conversion costs, including depreciation costs of manufacturing equipment such as tooling and machinery, inter-facility transportation and logistic costs, amortization of product development costs, outbound freight to customers, and reserves for estimated warranty expenses. Cost of sales also includes the cost of purchasing finished goods for resale, costs relating to purchasing, receiving and inspection activities, warehousing costs, product engineering costs, insurance related to manufacturing activities, customs and duties, adjustments to warranty expense, as well as charges to write down the carrying value of inventory when it exceeds its estimated net realizable value and to provide for obsolete and on-hand inventory in excess of forecasted demand. Gross profit is the result of revenue less cost of sales.
3.7 Administrative expenses
Administrative expenses consist share-based compensation, as well as employee benefits for management, information technology, human resources, accounting, legal, investor relations, and other general administrative functions. Administrative expenses also include professional fees, non-manufacturing depreciation expense, and non-manufacturing related insurance costs (including director and officer insurance). Administrative expenses are recognized in the consolidated statement of earnings (loss) upon utilization of the service or at the date of their origin.
3.8 Selling expenses
Selling expenses consist of salaries and other similar expenses related to Lion’s bus and truck sales force and employee benefits costs, share-based compensation, business development, aftermarket sales, non-manufacturing depreciation expense, and advertising, marketing, and communications. Selling expenses are recognized in the consolidated statement of earnings (loss) upon utilization of the service or at the date of their origin.
3.9 Employee benefits
Employee benefits include wages, salaries, fringe benefits, commissions, compensated absences, and bonuses. These short-term benefits are recognized in cost of sales, administrative expenses, and selling expenses as the services are provided.
3.10 Transaction costs
Transaction costs consist of banking, legal, and other professional fees incurred in connection with the NGA business combination.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.11 Finance costs
Finance costs consists primarily of interest paid on Lion’s outstanding debts, legal and other costs related to debt and share warrant financing activities, interest on lease liabilities, interest on convertible debt instruments as well as non-cash accretion expenses on retractable common shares, and non-cash accretion and revaluation expenses on the balance of purchase price payable related to the acquisition of dealership rights.
3.12 Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is necessary to complete and prepare the asset for its intended use or sale. A qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and available for use. Other borrowing costs are expensed in the period in which they are incurred and reported in finance costs.
3.13 Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and demand deposits, together with other short- term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. As at December 31, 2022 and 2021, the Company only held cash.
3.14 Accounts receivable
Accounts receivable includes amounts due from customers in the normal course of business as well as refundable tax credits and grants under government programs. The payments are generally received within a year.
Accounts receivable are initially recognized at fair value and subsequently measured at amortized cost, less impairment. The Group maintains an allowance for expected credit loss based on collection history and customer specific credit risk in accordance with the expected credit loss model. Accounts receivables are presented net of allowance for credit losses.
3.15 Inventories
Finished goods, work in process, and raw material inventories are valued at the lower of cost and net realizable value. Cost is determined using the specific identification cost method for finished goods and work in process, while the cost of raw materials is determined using the weighted average cost method. Supplier rebates are deducted to determine the cost of purchase.
The cost of inventories includes all purchase, conversion and other costs incurred to bring the inventories to their present location and condition and include the purchase price and other costs directly related to the acquisition of raw materials and the cost of purchased finished goods. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labor, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.15 Inventories (continued)
The allocation of fixed production overhead to the cost of inventories is based on the normal capacity of the production facilities. Costs incurred as a result of operating below the normal capacity of the production facilities are excluded from the carrying value of inventories and charged directly to cost of sales. Normal capacity is the average production expected to be achieved during the fiscal year, under normal circumstances.
The net realizable value represents the estimated selling price in the normal course of business less the estimated costs necessary to make the sale. Raw materials and work in progress inventories are not written down if the finished products in which they will be incorporated are expected to be sold at or above cost. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the year the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the year in which the reversal occurs.
3.16 Property, plant and equipment
Property, plant and equipment are initially recorded at cost, net of government grants, and are subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses. The costs of an item of property, plant, and equipment includes any expenditures directly attributable to bringing the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. The cost of self-constructed assets includes the cost of materials and direct labor, site preparation costs, initial delivery and handling costs, installation and assembly costs, and any other costs directly attributable to bringing the assets to the location and condition necessary for the assets to be capable of operating in the manner intended by management.
Property, plant and equipment, less their estimated residual values, are depreciated over their estimated useful lives using the straight-line method. The following estimated useful lives are applied:

Leasehold improvements	Earlier of useful life or remaining lease term
Machinery and equipment	7,000 units or 5 years
Rolling stock	5 years
Computer equipment	5 years
Furniture and office equipment	10 years
Production moulds	1,250 units
Master patterns and templates	7,000 units
Prototypes	3 years
The Group begins to depreciate property, plant and equipment when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.16 Property, plant and equipment (continued)
Consequently, construction in progress is not amortized and is subject to impairment testing if there is any indication that it may be impaired (see Note 3.19). The estimated residual values, estimated useful lives and depreciation methods are reviewed annually by the Company and any change resulting from this evaluation is applied as a change in estimate and is accounted for on a prospective basis.
3.17 Leased assets
At the inception of contracts, the Group assesses whether a contract is, or contains a lease by assessing if the contract, or part of the contract, conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration. To determine if this is achieved, the Group assesses the following key factors:
– whether the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;
– whether the Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract;
– whether the Group has the right to direct the use (how and for what purpose) of the identified asset throughout the period of use.
Measurement and recognition of leases as a lessee
Short-term or low value leases
The Group has elected to recognize leases that have a lease term of 12 months or less and leases of low-value assets as an expense on a straight-line basis over the lease term.
All other leases
At a lease commencement date, the Group recognizes a right-of-use asset and a lease liability on the consolidated statement of financial position.
The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received). The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist in accordance with IAS 36 Impairment of assets.
The lease liability is measured at the present value of the remaining lease payments at the date of recognition, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.17 Leased assets (continued)
Measurement and recognition of leases as a lessee (continued)
The incremental borrowing rate is the estimated rate that the Group would have to pay to borrow the same amount over a similar term, and with similar security to obtain an asset of equivalent value. This rate is adjusted should the lessee entity have a different risk profile to that of the Group.
Lease payments included in the measurement of the lease liability are made up of fixed payments (including in-substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee, and payments arising from options reasonably certain to be exercised.
The lease liability is subsequently measured by reducing the carrying amount to account for payments made and increasing the carrying amount to account for accretion expense. The accretion expense is presented within finance cost in the consolidated statement of earnings (loss) over the lease period.
The lease liability is remeasured when there are changes to the lease terms resulting from a change in the Group's assessment of whether the Group will exercise a purchase, extension, or termination option, or when there is a change in the future lease payments resulting from a change in an index or rate, or change in the Group's estimate of the amount expected to be payable under residual value guarantees. When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or consolidated statement of earnings (loss) if the right-of-use asset is already fully depreciated.
3.18 Intangible assets
Initial recognition
Dealership rights with an indefinite useful life
Dealership rights with an indefinite useful life are recorded initially at cost and are not amortized. As the acquisition of dealership rights was based on future sales of a specific product, the Group has elected to measure the cost based on a financial liability model, whereby the fair value of all variable payments under the contract are recorded on initial recognition of the asset with a corresponding liability. Any re-measurements of the related liability are recognized in earnings (loss). The cost also includes any directly attributable costs of acquisition. Directly attributable costs include professional fees arising directly from bringing the asset to its working conditions.
Dealership rights are subject to asset impairment testing as described below. The useful life is reviewed each period to determine whether events and circumstances continue to support an indefinite useful life assessment.
Acquired Software
Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and install the specific software.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.18 Intangible assets (continued)
Initial recognition (continued)
Internally developed intangible assets
Expenditures on the research phase are recognized as an expense as incurred. Costs that are directly attributable to an electric vehicle project's development phase and costs incurred on software development projects are recognized as intangible assets, provided they meet the following recognition requirements:
– the development costs can be measured reliably;
– the project is technically and commercially feasible;
– the Group intends to and has sufficient resources to complete the project;
– the Group has the ability to use or sell the intangible assets; and
– the intangible assets will generate probable future economic benefits.
Development costs not meeting these criteria for capitalization are expensed as incurred.
Directly attributable costs include employee costs incurred along with an appropriate portion of relevant overheads and subcontractors fees.
Subsequent measurement
All finite-live intangible assets are stated at cost, less accumulated amortization and impairment losses. Finite-live intangible assets, less their estimated residual value, are amortized over their estimated useful lives using the straight-line method. The following estimated useful lives are applied:

Software	5 years
Development costs	7,000 units
The estimated residual values, estimated useful lives and amortization methods are reviewed annually by the Group and any change resulting from this evaluation applied as a change in estimates accounted on a prospective basis. In addition, they are subject to impairment testing as described below.
3.19 Impairment testing of intangible assets, property, plant and equipment and right-of-use assets
For impairment assessment purposes, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at the cash-generating unit level. Cash-generating units to which intangible assets with indefinite useful lives have been allocated (determined by the Group’s management as being equivalent to its operating segments) are tested for impairment at least annually.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.19 Impairment testing of intangible assets, property, plant and equipment and right-of-use assets (continued)
All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
An impairment loss is recognized for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in-use. To determine the value-in-use, management estimates expected future cash flows from each cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures are directly linked to the Group’s latest approved budget, adjusted as necessary to exclude the effects of future reorganizations and asset enhancements. Discount factors are determined individually for each cash-generating unit and reflect management’s assessment of respective risk profiles, such as market and asset-specific risks factors.
Impairment losses for cash-generating units are charged pro rata to the assets in the cash-generating unit. All assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the cash-generating unit’s recoverable amount exceeds its carrying amount.
3.20 Government incentive and assistance
Government incentives and assistance related to current expenses is accounted for as a reduction of related expenses while incentive and assistance related to the acquisition of non-current assets is accounted for as a reduction of the related non-current assets.
Government incentives and assistance is accrued in the year in which the current expenses or the capital expenditures are incurred, provided that the Group is reasonably certain that it will be received.
3.21 Research and development tax credits
Tax credits related to current expenses are accounted for as a reduction of related expenses while tax credits related to the acquisition or development of non-current assets are accounted for as a reduction of the related non-current assets.
Reimbursable tax credits are accrued in the year in which the expenditures are incurred, provided that the Group is reasonably certain that the credits will be received. The tax credits must be examined and approved by the tax authorities and it is possible that the amounts subsequently granted will differ from the amounts initially recorded.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.22 Financial instruments
Recognition and derecognition
Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the financial instrument.
Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.
Financial Assets
Classification and initial measurement of financial assets
Except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15, all financial assets are initially measured at fair value adjusted for transaction costs (where applicable).
Financial assets, are classified into the following categories:
– amortized cost;
– fair value through profit or loss (FVTPL);
– fair value through other comprehensive income (FVOCI).
In the periods presented, the Group does not have any financial assets categorized as FVTPL or FVOCI.
The classification is determined by both:
– the entity’s business model for managing the financial asset;
– the contractual cash flow characteristics of the financial asset.
All income and expenses relating to financial assets that are recognized in the consolidated statement of earnings (loss) are presented within finance costs, except for impairment of trade receivables which is presented within administrative expenses.
Subsequent measurement of financial assets
Financial assets at amortized cost
Financial assets are measured at amortized cost if the assets meet the following conditions (and are not designated as FVTPL):
– they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows;

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.22 Financial instruments (continued)
Subsequent measurement of financial assets (continued)
– the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.
After initial recognition, these are measured at amortized cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. Cash, trade receivables and incentives and other government assistance receivable are classified within this category.
Impairment of financial assets
The Group uses the expected credit losses impairment model with respect to its financial assets carried at amortized cost. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since the initial recognition of the respective financial instrument.
The Group accounts for the expected credit losses using the simplified approach over the life of financial assets measured at amortized cost. Expected credit losses over the life of the asset are expected credit losses for all of the default events that a financial instrument may experience over its expected life. The assessment of expected credit losses reflects reasonable and justifiable information about past events, current circumstances and forecasts of events and economic conditions and takes into account the factors specific to the account receivable, the general condition of the economy and a current as well as expected appreciation of the condition prevailing at the statement of financial position date, including the time value of the money, if any.
Classification and measurement of financial liabilities - amortized cost
The Group’s financial liabilities measured at amortized cost include trade and other payables (excluding non-financial liabilities) and long-term debt and other debts.
Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated at FVTPL.
All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in the consolidated statement of earnings (loss) are included within finance costs

.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.22 Financial instruments (continued)
Classification and measurement of financial liabilities - FVTPL - warrants
The Group determined that the warrants, including the warrants issued to a customer, the public warrants and the private warrants issued as part of a business combination transaction and the public warrants issued as part of the December 2022 Offering are derivative instruments and should be classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments and are measured at FVTPL. Derivative and financial liabilities designated at FVTPL are carried subsequently at fair value with gains or losses recognized in the consolidated statement of earnings (loss).
Warrants issued to a customer
The vested portion of the warrants issued to a customer is initially recorded at fair value and then revalued at each reporting date with a corresponding contract asset recognized at inception. The corresponding contract asset is amortized as a reduction of revenues on a percentage per dollar of revenue generated with the customer and its affiliates.
The unvested portion of the warrant represents a retrospective volume discount based on specified levels of spending by the customer and its affiliates. Revenues will be recognized based on the prices specified in the work orders, net of the estimated value of the volume discount based on the portion of the warrant expected to vest using the fair value at inception. At each reporting date, the Group will review experience, current information on expected orders from the customer and its affiliates and the potential impact of other reasonably foreseen constraints will be used to estimate and provide for the discount, using the expected value method, and revenue will only be recognized to the extent that it is highly probable that a significant reversal will not occur.
Private and public warrants
The warrants are initially recorded at fair value and then revalued at each reporting date.
Estimating fair value requires determining the most appropriate valuation model which captures the significant features of the financial instruments. This estimate also requires the determination of the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating such warrants are disclosed in Note 14.
Compound financial instruments
The component parts of compound financial instruments (convertible debt instruments) issued by the Group are classified separately as financial liabilities and equity component in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. At the date of issue, the liability component is recognized at fair value, which is estimated using the borrowing rate available for similar non-convertible instruments.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.22 Financial instruments (continued)
Compound financial instruments (continued)
Subsequently, the liability component is measured at amortized cost using the effective interest method until extinguished upon conversion or at maturity. The value of the conversion option classified as equity component is determined at the date of issue by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This amount is recognized in equity, net of income tax effects, and is not subsequently remeasured. When and if the conversion option is exercised, the equity component of convertible debt instruments will be transferred to share capital. If the conversion option remains unexercised at the maturity date of the convertible debt instruments, the equity component of the convertible debt instruments will be transferred to another equity account. No gain or loss is recognized upon conversion or expiration of the conversion option.
Transaction costs related to the issue of convertible debt instruments are allocated to the liability and equity component in proportion to the initial carrying amounts. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the term of the convertible debt instruments using the effective interest method.
3.23 Share-based employee remuneration
Stock options granted prior to May 6, 2021
Stock options granted prior to May 6, 2021 were measured at fair value at grant date using the Black-Scholes option pricing model. The fair value of the stock options was recognized as an expense over the vesting period with a corresponding increase to liability, because the Group could have been required to settle the options in cash. The liability was re-measured to fair value at each reporting date with changes in fair value recognized in net earnings (loss), and was recorded on the Group's consolidated statement of financial position under the caption share-based compensation liability, current for vested options and non-current for non-vested options. As of May 6, 2021, the cash settlement option in the Group’s stock option plan was removed.
Stock options and restricted share units granted subsequent to May 6, 2021
Stock options and restricted share units ("RSUs") are equity settled share-based payments, which are measured at fair value at the grant date. For stock options, the compensation cost is measured using the Black-Scholes option pricing model and is expensed over the award's vesting period. For RSUs, compensation cost is measured at the fair value of the underlying common share at the grant date and is expensed over the award's vesting period. RSUs can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares issued from treasury or purchased on the open market, at the Company's option. RSUs are expected to be settled in common shares purchased on the open market.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.23 Share-based employee remuneration (continued)
Stock options and restricted share units granted subsequent to May 6, 2021 (continued)
Compensation expense is recognized in net earnings (loss) with a corresponding increase in contributed surplus. The measurement of compensation expense for stock options and RSUs is net of estimated forfeitures. Any consideration paid by plan participants on the exercise of stock options is credited to share capital. Upon the exercise of stock options or the vesting of RSUs, the corresponding amounts previously credited to contributed surplus are transferred to share capital. Stock options and RSUs that are dilutive are considered in the calculation of diluted earnings per share, as per Note 19 to these consolidated financial statements.
Deferred share unit plan
The Company has a deferred share unit plan for independent members of the Company’s Board of Directors, who receive a portion of their compensation in the form of deferred share units (“DSUs”). These DSUs are equity settled awards and are fully recognized in net earnings (loss) based on the fair value of the underlying common shares at the grant date.
3.24 Provisions, contingent assets and contingent liabilities
Provisions for product warranties, legal disputes, onerous contracts or other claims are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic resources will be required from the Group and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Restructuring provisions are recognized only if a detailed formal plan for the restructuring has been developed and implemented, or management has at least announced the plan’s main features to those affected by it. Provisions are not recognized for future operating losses.
Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material. Any reimbursement that the Group can be virtually certain to collect from a third party with respect to the obligation is recognized as a separate asset. However, this asset may not exceed the amount of the related provision. In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized.
3.25 Income taxes
Tax expense recognized in the consolidated statement of earnings (loss) comprises the sum of deferred tax and current tax not recognized directly in equity.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.25 Income taxes (continued)
The calculation of current tax and deferred tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred income taxes are calculated using the balance sheet liability method.
Deferred tax assets are recognized to the extent that it is probable that the underlying tax loss or deductible temporary difference will be utilized against future taxable income. This is assessed based on the Group’s forecast of future operating results, adjusted for significant non-taxable income and expenses and specific limits on the use of any unused tax loss or credit.
Deferred tax liabilities are generally recognized in full, although IAS 12, Income Taxes, specifies limited exemptions. As a result of these exemptions the Group does not recognize deferred tax on temporary differences relating to goodwill, or to its investments in subsidiaries. The Group does not offset deferred tax assets and liabilities unless it has a legally enforceable right to do so and intends to settle on a net basis.
3.26 Share Capital
Common shares are classified as share capital within equity. Incremental costs directly attributable to the issuance of share are recognized as a deduction from share capital, net of any tax effect.
Contributed surplus is used to record the accumulated compensation expense related to equity-settled share-based compensation transactions. Upon the exercise of stock options and the vesting of RSUs and DSUs, the corresponding amounts previously credited to contributed surplus are transferred to share capital.
Deficit includes all current and prior year losses. All transactions with owners of the parent company are recorded separately within equity.
Cumulative translation adjustment comprises foreign currency translation differences arising from the translation of the consolidated financial statements of the Group into the US dollar, the presentation currency.
Conversion options on convertible debt instruments represents the equity component of compound financial instruments.
3.27 Earnings per share
Basic earnings (loss) per share ("EPS") are calculated by dividing the net earnings (loss) available to common share shareholders by the weighted average number of share outstanding during the year.
Diluted earnings (loss) per share are calculated by adjusting the weighted average of shares outstanding during the year to include the weighted average number of shares that would be issued upon the conversion of all potential dilutive warrants, stock options, RSUs, and DSUs into common shares.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.28 Segment reporting
The Group has only one operating segment: the manufacturing and sale of electric vehicles in Canada and the United States. The Group has one operating segment based on Lion’s operational structure and decision process for allocation of resources.
3.29 Significant management judgements in applying accounting policies and estimation uncertainty
Significant management judgements
The following are significant management judgements in applying the accounting policies of the Group that have the most significant effect on the consolidated financial statements.
Accounting treatment of business combination
The Company treated the Transaction (as defined in Note 4) as a capital transaction equivalent to the issue of shares of the Company in exchange for the net monetary assets of NGA. The Transaction did not constitute a business combination as defined under IFRS 3, Business Combinations, as NGA is a non-operating entity that does not meet the definition of a business under IFRS 3. Accordingly, upon consummation of the Transaction, each outstanding share of NGA’s common stock held by an NGA stockholder was exchanged into one newly issued common share of the Company and each outstanding warrant to purchase shares of NGA’s common stock was converted into a warrant to acquire one common share of the Company, at a price of $11.50 per share. Such warrants are classified as a liability and are measured at fair value. Judgement was used in determining the accounting treatment of the Transaction and the classification of the warrants.
Capitalization of internally developed intangible assets
Distinguishing the research and development phases of a new customized project and determining whether the recognition requirements for the capitalization of development costs are met require judgement. After capitalization, management monitors whether the recognition requirements continue to be met and whether there are any indicators that capitalized costs may be impaired.
Recognition of deferred tax assets
The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Group’s future taxable income against which the deferred tax assets can be utilized. In addition, significant judgement is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.
Estimation uncertainty
Information about estimates and assumptions that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.29 Significant management judgements in applying accounting policies and estimation uncertainty (continued)
Estimation uncertainty (continued)
Tax credits receivable
The calculation of the Group's tax credits receivable involves a degree of estimation and judgement in respect of certain items whose tax treatment cannot be finally determined until a notice of assessment has been issued by the relevant taxation authority and payment has been received or applied against income taxes otherwise payable.
Impairment of non-financial assets
Management estimates the recoverable amount of each asset or cash-generating units based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.
Leases
Recognizing leases requires judgement and use of estimates and assumptions. Judgement is used to determine whether there is reasonable certainty that a lease extension or cancellation option will be exercised. Furthermore, management estimates are used to determine the lease terms and the appropriate interest rate to establish the lease liability.
Useful lives of depreciable assets
Management reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utility of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utility of certain software and computer equipment. Technical obsolescence also can affect development costs as technology evolve.
Inventories
Management estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.
Fair value measurement
Management uses various valuation techniques to determine the fair value of financial instruments, where active market quotes are not available. This involves developing estimates and assumptions consistent with how market participants would price the instrument.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.29 Significant management judgements in applying accounting policies and estimation uncertainty (continued)
Estimation uncertainty (continued)
Fair value measurement (continued)
Management bases its assumptions on observable data as far as possible but this is not always available. In that case, management uses the best information available. Estimated fair values may vary from the actual prices that would be achieved in an arm's length transaction at the reporting date.
Share-based compensation and private share warrant obligation
Management assesses the fair value of stock options and the private share warrant obligation using the Black-Scholes valuation model. The Black-Scholes model requires management to make estimates and assumptions with respect to inputs including the risk-free interest rate, volatility and expected option or warrant life.
3.30 Standards, amendments and Interpretations to existing Standards that are not yet effective and have not been adopted early by the Group
Amendments to IAS 1, Presentation of Financial Statements
On July 14, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023 and will be required to be applied retrospectively. Earlier application is permitted. The Company has determined that the adoption of this amendment will not have a significant impact on its consolidated financial statement as of the date of adoption.
Amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2, Making Materiality Judgement
On February 11, 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2, Making Materiality Judgement, to provide guidance in determining which accounting policy to disclose. The amendments require entities to disclose material accounting policies rather than significant policies. The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.30 Standards, amendments and Interpretations to existing Standards that are not yet effective and have not been adopted early by the Group (continued)
Amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2, Making Materiality Judgement (continued)

In assessing the materiality of accounting policy information, entities need to consider both size of the transaction, other events or conditions and the nature of them, even if the related amounts are immaterial. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023 and will be required to be applied prospectively. Earlier application is permitted. The Company has determined that the adoption of this amendment will not have a significant impact on its consolidated financial statement as of the date of adoption.
Amendments to IAS 8, Accounting Policies, Change in Accounting Estimates and Errors
On February 11, 2021, the IASB issued amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to clarify how to distinguish change in accounting policies, which must be applied retrospectively, from change in accounting estimate, which are accounted for prospectively. The amendments clarify the definition of accounting estimates as "monetary amounts in the financial statements that are subject to measurement uncertainty". The amendments clarifies that a change in accounting estimate is a change in input or a change in a measurement technique used to develop an accounting estimate, if they do not result in the correction of a prior period error. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on of after the start of that period. Earlier application is permitted. The Company has determined that the adoption of this amendment will not have a significant impact on its consolidated financial statement as of the date of adoption.
Amendments to IAS 12, Income Taxes
On May 6, 2021, the IASB released Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12). The amendment relates to the recognition of deferred tax when an entity accounts for transactions, such as leases or decommissioning obligations, by recognizing both an asset and a liability. The objective of this amendment is to narrow the initial recognition exemption in paragraphs 15 and 24 of IAS 12, so that it would not apply to transactions that give rise to both taxable and deductible temporary differences, to the extent the amounts recognized for the temporary differences are the same. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The Company has determined that the adoption of this amendment will not have a significant impact on its consolidated financial statement as of the date of adoption.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

3.30 Standards, amendments and Interpretations to existing Standards that are not yet effective and have not been adopted early by the Group (continued)
Amendments to IFRS 16, Leases
On September 22, 2022, the IASB issued an amendment to IFRS 16, Leases to clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The amendment requires a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments will become effective for annual reporting periods beginning on or after January 1, 2024 and will be applied retrospectively. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.
At the date of authorization of these consolidated financial statements, several other new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Company.
Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Company’s consolidated financial statements.
4 - BUSINESS COMBINATION, PLAN OF REORGANIZATION AND REGISTRATION STATEMENT
On May 6, 2021, the Company successfully completed its business combination and plan of reorganization (the “Transaction”) with Northern Genesis Acquisition Corp. (“NGA”), which was announced on November 30, 2020.
The Company treated the Transaction as a capital transaction equivalent to the issue of shares of the Company in exchange for the net monetary assets of NGA. The Transaction did not constitute a business combination as defined under IFRS 3, Business Combinations, as NGA is a non-operating entity that does not meet the definition of a business under IFRS 3. Accordingly, upon consummation of the Transaction, each outstanding share of NGA’s common stock held by a NGA stockholder was exchanged into one newly issued common share of the Company and each outstanding warrant to purchase shares of NGA’s common stock was converted into a warrant to acquire one common share of the Company (a "Business Combination Warrant"), at a price of $11.50 per share. A total of 39,911,231 common shares were issued in exchange for the NGA common stock outstanding and 27,111,741 NGA warrants were converted into 27,111,741 Business Combination Warrants. Such Business Combination Warrants are classified as a liability and are measured at fair value. As a result, the Company consolidated the following as at the date of closing of the Transaction:
•Cash of $308,232,870
•Trade and other payables of $1,655,636
•Issued warrant liabilities with a fair value of $169,452,859
•Issued share capital of $137,124,375

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

4 - BUSINESS COMBINATION, PLAN OF REORGANIZATION AND REGISTRATION STATEMENT (CONTINUED)

As part of the closing of the Transaction, the Company filed articles of amendment and consolidation whereby such articles provided, amongst other things, for the creation of an unlimited number of preferred shares and a stock split of 1:4.1289 becoming effective on May 6, 2021. Accordingly, all shares, stock options, warrants and per share information presented in these consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis for all periods presented.
In addition to the closing of the Transaction, a concurrent private placement for the issuance of 20,040,200 common shares (post share split) also closed for gross proceeds of $200,402,000 (or $10.00 per share), for net proceeds of $196,255,491 after the deduction of share issue costs.

17,994,857 retractable common shares having a carrying amount of $29,072,804 as at May 6, 2021 related to a repurchase (put) right in favor of shareholders were reclassified from non-current liabilities to equity at the closing of the Transaction, as the Company’s unanimous shareholders’ agreement was terminated in accordance with its terms effective as of closing of the Transaction and such repurchase rights did not become exercisable at or before the closing of the Transaction.
In connection with the Transaction, the Company also repaid its non-revolving term loans and revolving credit facility advances owed to the National Bank of Canada, and its convertible debt instruments with Investissement Quebec.

In conjunction with the Transaction, the Company filed a F-4 registration statement and subsequent amendments with the Securities and Exchange Commission as well as a non-offering prospectus with the Canadian securities regulators and upon consummation of the Transaction and effective May 7, 2021, the Company was listed on the New York Stock Exchange and the Toronto Stock Exchange.

Transaction costs of $13,654,851 were incurred directly related to the completion of the Transaction and were mainly composed of legal, banking, and other professional fees.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

5- ACCOUNTS RECEIVABLE
Accounts receivable consist of the following:

	December 31, 2022	December 31, 2021
	$	$
Trade receivables, gross	25,935,309	25,373,946
Allowance for credit losses	(250,439)	—
Trade receivables, net	25,684,870	25,373,946

Incentives and other government assistance receivable (Note 5.1)	25,312,738	4,807,757
Financial assets	50,997,608	30,181,703

Commodity taxes receivable	4,557,779	2,791,995
Other tax credits receivable	—	38,650
Research and development tax credits receivable	7,416,155	4,886,737
Non-financial assets	11,973,934	7,717,382
	62,971,542	37,899,085

All amounts are considered short-term. The net carrying value of trade receivables is considered a reasonable approximation of their fair value.
As of December 31, 2022, amounts owing from two customers represented 19.19% and 15.24%, respectively, of the total trade accounts receivable (four customers represented 15.77%, 13.51%, 10.98% and 10.02%, respectively, as of December 31, 2021).

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

5- ACCOUNTS RECEIVABLE (CONTINUED)
5.1 Incentives and other governance assistance receivable
Incentives and other governance assistance receivable consist of the following:

	December 31, 2022	December 31, 2021
	$	$
Transport Canada Medium and Heavy-duty Zero-Emission Vehicles ("iMHZEV") Program	5,020,673	—
U.S. Environmental Protection Agency ("EPA") School Bus Program	3,767,713	—
Government of Quebec Ecocamionnage program	4,118,060	—
Ministry of Transportation of Quebec Programme d'électrification du transport scolaire ("PETS")	11,425,724	3,904,401
Other government assistance and incentives receivable	980,568	903,356
Incentives and other government assistance receivable	25,312,738	4,807,757
6- INVENTORIES
Inventories consist of the following:

	December 31, 2022	December 31, 2021
	$	$
Raw materials	135,656,954	97,094,671
Work in process	22,809,755	14,122,704
Finished goods	8,725,226	4,761,604
	167,191,935	115,978,979
The cost of inventories recognized as expense during the year totals $144,405,153 ($55,597,004 in 2021) and was recognized in the cost of sales in the consolidated statements of earnings (loss).

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

7 - PROPERTY, PLANT AND EQUIPMENT
Details of the Group’s property, plant and equipment and their carrying amounts are as follows:

	Leasehold improvements	Machinery and equipment	Rolling stock	Computer equipment	Furniture and office equipment	Production moulds	Master patterns and templates	Prototypes	Construction in progress		Total
	$	$	$	$	$	$	$	$	$		$
GROSS CARRYING AMOUNT
Balance at January 1, 2022	17,054,605	6,421,141	1,308,726	2,992,982	513,344	1,462,683	965,937	78,709	5,301,919		36,100,046
Additions	35,455,356	52,807,971	1,317,358	4,745,673	529,882	1,978,942	433,228	135,627	38,118,683		135,522,720
Additions - Borrowing Costs	—	515,919	—	—	—	—	—	—	1,034,749		1,550,668
Transfer	462,435	67,455	—	—	—	—	—	—	(529,890)		—
Disposal	—	—	(83,130)	—	—	—	—	—	—		(83,130)
Foreign currency translation adjustment	(283,682)	(1,645,931)	(11,182)	(268,060)	(32,515)	(137,567)	(71,803)	(12,164)	(1,815,403)	—	(4,278,307)
Balance at December 31, 2022	52,688,714	58,166,555	2,531,772	7,470,595	1,010,711	3,304,058	1,327,362	202,172	42,110,058		168,811,997

DEPRECIATION
Balance at January 1, 2022	1,618,691	343,839	224,406	758,100	96,809	246,449	64,885	78,709	—		3,431,888
Depreciation	1,339,208	1,581,078	278,078	781,479	57,878	864,400	81,543	54,428	—		5,038,092
Disposal	—	—	(58,142)	—	—	—	—	—	—		(58,142)
Foreign currency translation adjustment	(143,316)	(84,398)	(6,726)	(74,912)	(7,735)	(37,141)	(6,440)	4,499	—		(356,169)
Balance at December 31, 2022	2,814,583	1,840,519	437,616	1,464,667	146,952	1,073,708	139,988	137,636	—		8,055,669
Carrying amount December 31, 2022	49,874,131	56,326,036	2,094,156	6,005,928	863,759	2,230,350	1,187,374	64,536	42,110,058		160,756,328

GROSS CARRYING AMOUNT
Balance at January 1, 2021	1,966,151	1,988,193	407,579	1,294,565	488,489	416,858	525,953	78,370	—		7,166,158
Additions	15,102,271	4,186,427	905,507	1,702,475	303,078	1,051,343	440,320	—	5,336,280		29,027,701
Transfers	—	283,185	—	—	(283,185)	—	—	–	—		—
Foreign currency translation adjustment	(13,817)	(36,664)	(4,360)	(4,058)	4,962	(5,518)	(336)	339	(34,361)		(93,813)
Balance at December 31, 2021	17,054,605	6,421,141	1,308,726	2,992,982	513,344	1,462,683	965,937	78,709	5,301,919		36,100,046

DEPRECIATION
Balance at January 1, 2021	774,384	96,356	120,439	363,142	125,071	114,635	46,954	78,370	—		1,719,351
Depreciation	847,151	165,129	104,269	396,321	54,747	132,470	17,890	—	—		1,717,977
Transfers	—	84,588	—	—	(84,588)	—	—	—	—		—
Foreign currency translation adjustment	(2,844)	(2,234)	(302)	(1,363)	1,579	(656)	41	339	—		(5,440)
Balance at December 31, 2021	1,618,691	343,839	224,406	758,100	96,809	246,449	64,885	78,709	—		3,431,888
Carrying amount December 31, 2021	15,435,914	6,077,302	1,084,320	2,234,882	416,535	1,216,234	901,052	—	5,301,919		32,668,158

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

7 - PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
a.Incentives and other government assistance in the amount of $3,063,476 (nil in 2021) was recognized during the year as a reduction of property, plant and equipment, respectively, $1,931,179 related to machinery and equipment and $1,132,297 relates to construction in progress.
Depreciation was recognized as follows in the consolidated statements of earnings (loss):

	2022	2021
	$	$
Cost of sales	2,581,448	315,489
Administrative expenses	2,456,644	1,402,488
	5,038,092	1,717,977

As at December 31, 2022, the Company had contractual purchase obligations outstanding of $29,433,998 for the acquisition of property, plant and equipment, compared to $35,102,660 as at December 31, 2021.
8 - LEASE OBLIGATIONS
The Group has entered into leases agreements for the rental of premises and rolling stock. The leases have an initial term of 1.1 to 40 years and some have a renewal option after their initial term. The lease terms are negotiated individually and encompass a wide range of different terms and conditions.
Right-of-use assets

	Premises	Rolling stock	Total
	$	$	$
Balance at January 1, 2022	60,297,423	604,939	60,902,362
Additions	6,661,404	740,287	7,401,691
Modifications	(450,567)	10,670	(439,897)
Depreciation expense	(6,497,931)	(186,833)	(6,684,764)
Foreign currency translation adjustment	(635,198)	(35,840)	(671,038)
Balance at December 31, 2022	59,375,131	1,133,223	60,508,354

	Premises	Rolling stock	Total
	$	$	$
Balance at January 1, 2021	7,353,957	144,767	7,498,724
Additions	56,006,523	568,498	56,575,021
Depreciation expense	(3,031,148)	(103,704)	(3,134,852)
Foreign currency translation adjustment	(31,909)	(4,622)	(36,531)
Balance at December 31, 2021	60,297,423	604,939	60,902,362

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

8 - LEASE OBLIGATIONS (CONTINUED)
Right-of-use assets (continued)
Depreciation was recognized as follows in the consolidated statements of earnings (loss):

	2022	2021
	$	$
Cost of sales	1,348,589	1,233,652
Administrative expenses	278,995	262,840
Selling expenses	1,826,769	1,109,521
Capitalized to property, plant and equipment	3,230,411	528,839
	6,684,764	3,134,852

Lease liabilities

$
Balance at January 1, 2022	62,209,317
Additions	7,401,691
Lease payments	(4,977,183)
Modification	(439,897)
Foreign currency translation adjustment	(673,713)
Balance at December 31, 2022	63,520,215
Current portion	5,210,183
Non-current portion	58,310,032

Balance at January 1, 2021	7,719,108
Additions	56,575,021
Lease payments	(2,093,371)
Foreign exchange gain	(42,772)
Foreign currency translation adjustment	51,331
Balance at December 31, 2021	62,209,317
Current portion	4,691,344
Non-current portion	57,517,973

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

8 - LEASE OBLIGATIONS (CONTINUED)
Amounts recognized in administrative expenses in the consolidated statement of earnings (loss) are as follows:

	2022	2021
	$	$
Expense relating to variable lease payments, short-term leases and low-value assets not included in lease liabilities	1,159,705	27,942
See Notes 17 and 20 for information on interest expense on lease liabilities and Note 24 for contractual undiscounted payments related to lease liabilities.

Variable payments
Some leases for premises require repayment of a portion of the lessor’s payments for property taxes, insurance and operating expenses such as power, maintenance, administration and security; these amounts vary based on the use and wear and tear of the space. The final lease payments are determined each year.
Renewal and termination options
Some leases include renewal or termination options that can be exercised at the Group’s option. These options are used to maximize the operational flexibility of the Group’s activities. These options are not reflected in measuring lease liabilities in many cases because the options are not reasonably certain to be exercised by the Group. The Group's practice is to ensure that space or rolling stock meets its needs, which evolve over time.
Residual value guarantee
The residual value guarantee expected to be payable as well as those not expected to be payable have been excluded from the lease liability calculation as they were not significant.
Leases not yet commenced
The Company has a commitment of $10,250,000 related to two signed equipment leases for Joliet plant production equipment which has not yet commenced.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

9 - INTANGIBLE ASSETS
Details of the Group’s intangible assets and their carrying amounts are as follows:

	Software	Development costs (a)	Dealership rights (b)	Total
	$	$	$	$
GROSS CARRYING AMOUNT
Balance at January 1, 2022	4,217,288	74,279,002	5,535,707	84,031,997
Additions, separately acquired	5,178,497	—	—	5,178,497
Additions, internally developed	1,258,813	70,331,615	—	71,590,428
Additions, borrowing costs (Note 17)	—	3,542,538	—	3,542,538
Foreign currency translation adjustment	(517,224)	(7,235,827)	(313,078)	(8,066,129)
Balance at December 31, 2022	10,137,374	140,917,328	5,222,629	156,277,331

AMORTIZATION
Balance at January 1, 2022	1,177,575	954,592	—	2,132,167
Amortization	1,451,393	1,548,635	—	3,000,028
Foreign currency translation adjustment	(122,630)	(96,257)	—	(218,887)
Balance at December 31, 2022	2,506,338	2,406,970	—	4,913,308

Carrying amount December 31, 2022	7,631,036	138,510,358	5,222,629	151,364,023

	Software	Development costs (a)	Dealership rights (b)	Total
	$	$	$	$
GROSS CARRYING AMOUNT
Balance at January 1, 2021	2,152,616	35,672,946	5,463,882	43,289,444
Additions, separately acquired	1,369,776	—	—	1,369,776
Additions, internally developed	698,381	38,758,535	—	39,456,916
Additions, borrowing costs (Note 17)	—	31,850	—	31,850
Foreign currency translation adjustment	(3,485)	(184,329)	71,825	(115,989)
Balance at December 31, 2021	4,217,288	74,279,002	5,535,707	84,031,997

AMORTIZATION
Balance at January 1, 2021	539,821	658,780	—	1,198,601
Amortization	640,321	295,239	—	935,560
Foreign currency translation adjustment	(2,567)	573	—	(1,994)
Balance at December 31, 2021	1,177,575	954,592	—	2,132,167

Carrying amount December 31, 2021	3,039,713	73,324,410	5,535,707	81,899,830

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

9 - INTANGIBLE ASSETS (CONTINUED)

a.Incentives and other government assistance in the amount of $2,373,217 ($4,474,977 in 2021) was recognized during the year as a reduction of development costs.
b.During the year ended December 31, 2019, in order to acquire dealership rights in certain territories in the United States, the Group entered into an agreement with a private company. Under the terms of this agreement, the Group had to pay a buy-out of $1,000,000 and an earn-out amount, total of both payments being limited to $6,000,000. This agreement was to mature on the earlier of the following dates: when the maximum amount of $6,000,000 was fully paid or on May 7, 2022, even if the maximum amount was not reached. The buy-out and the earn-out were payable by a schedule based on the sales of specific types of buses, in specific regions and for amounts that are stated in the agreement. As of December 31, 2022, the Group paid an amount of $3,778,203 ($3,433,203 as of December 31, 2021) under the agreement which was terminated on May 7, 2022.

Upon initial recognition, the dealership rights were accounted for based on the financial liability model, whereby the fair value of all variable payments under the contract were recorded as the cost, with a corresponding liability within long-term debt (Note 12). The cost also included $778,697 of directly attributable fees to acquire the dealership rights.
Dealership rights with an indefinite useful life are expected to provide economic benefits to the Group indefinitely as it allows the Group to sell to end customers in certain territories in the United States, conditional to yearly renewals of the dealer licenses. Management intends to renew its dealer licenses indefinitely.

Amortization has been allocated as follows in the consolidated statements of earnings (loss) :

	2022	2021
	$	$
Cost of sales	1,548,636	295,239
Administrative expenses	1,451,392	640,321
	3,000,028	935,560

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

10 - FINANCIAL ASSETS AND LIABILITIES
10.1 Categories of financial assets and financial liabilities
The classification of financial instruments is summarized as follows:

	Classifications	December 31, 2022	December 31, 2021
		$	$
FINANCIAL ASSETS
Cash	Amortized cost	88,266,985	241,702,030
Trade receivables	Amortized cost	25,684,870	25,373,946
Incentives and other government assistance receivable	Amortized cost	25,312,738	4,807,757
FINANCIAL LIABILITIES
Trade and other payables	Amortized cost	62,383,813	33,343,630
Long-term debt and other debts	Amortized cost	110,673,348	13,077,670
Share warrant obligations	FVTPL	23,243,563	106,225,934
10.2 Fair value of financial instruments
Current financial instruments that are not measured at fair value on the consolidated statement of financial position are represented by trade receivables, incentives and other government assistance receivable, and trade and other payables (financial liabilities). Their carrying values are considered to be a reasonable approximation of their fair value because of their short-term maturity and / or contractual terms of these instruments.

As of December 31, 2022, the fair value of long-term debt and other debts based on discounted cash flows was not materially different from its carrying value because there was no material change in the assumptions used for fair value determination at inception, with the exception of the loan from Strategic Innovation Fund of the Government of Canada (Note 12.3) and from Investissement Quebec (Note 12.2). The combined carrying value of Strategic Innovation Fund of the Government of Canada and Investissement Quebec loans amounted to $16,571,800 while their combined fair value amounted to $15,026,548. The fair value of the long-term debt and other debts as at December 31, 2021 approximated the carrying amount.

As of December 31, 2022, the fair value of the warrants issued to a customer and the private Business Combination warrants was determined using the Black-Scholes option pricing model and the fair value of the public Business Combination warrants and December 2022 warrants (see Note 14) was determined using their market value.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

10 - FINANCIAL ASSETS AND LIABILITIES (CONTINUED)
10.2 Fair value of financial instruments (continued)
As at December 31, 2022, the impact of a 5.0% increase in the value of the Company's share price would have an impact of increasing the fair value of the private share warrants and the warrant issued to a customer with a corresponding decrease in consolidated earnings of $398,992 (December 31, 2021: increase in consolidated loss of $5,813,251) and a 5.0% decrease in the value would have an impact of increasing the earnings by $(374,263) (December 31, 2021: decrease in consolidated loss of $5,659,857). As at December 31, 2022, the impact of a 5.0% increase or decrease in the value of the Company's share price would have an impact of $1,007,825 on the fair value of the public warrants, with a corresponding impact on the consolidated earnings (December 31, 2021: $2,181,388).
10.3 Fair Value Hierarchy
Fair value measurements are categorized in accordance with the following level:
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability; and
Level 3: Inputs are unobservable inputs for the asset or liability.
The Group's financial instruments are categorized as follows on the fair value hierarchy:

Fair Value Hierarchy
FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE
Share warrant obligations- public	Level 1
Share warrant obligations- private	Level 2
Share warrant obligations- warrant issued to a customer	Level 3
FINANCIAL INSTRUMENTS MEASURED AT AMORTIZED COST
Long-term debt and other debts	Level 2
11 - TRADE AND OTHER PAYABLES
Trade and other payables consist of the following:

	December 31, 2022	December 31, 2021
	$	$
Trade accounts	46,355,352	25,504,588
Accrued liabilities payable	16,028,461	7,839,042
Financial liabilities	62,383,813	33,343,630

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

11 - TRADE AND OTHER PAYABLES (CONTINUED)

	December 31, 2022	December 31, 2021
	$	$
Allowance for warranties	2,752,398	502,982
Salaries and vacations payable	7,267,172	4,576,361
Deductions at source	1,384,223	869,935
Sales taxes payable	1,434,436	636,939
Deferred revenue	634,971	479,718
Non-financial liabilities	13,473,200	7,065,935
	75,857,013	40,409,565

12- LONG-TERM DEBT AND OTHER DEBTS

	December 31, 2022	December 31, 2021
	$	$
Credit Agreement with Banking Syndicate, secured, maturing August 11, 2024 (Note 12.1),	71,916,716	—
Investissement Quebec secured loan related to Battery Manufacturing Plant and Innovation Center (Note 12.2)	10,381,986	—
Strategic Innovation Fund of the Government of Canada unsecured loan related to Battery Manufacturing Plant and Innovation Center (Note 12.3)	6,189,814	—
Loans on research and development tax credits and subsidies receivable (Note 12.4)	22,150,030	10,564,590
Economic Development Canada (EDC) unsecured loans, maturing between January 2022 and February 2022 (Note 12.5)	—	24,397
Secured loans for the acquisition of rolling stock, maturing between December 2023 and August 2024 (Note 12.6)	34,802	95,949
Balance of purchase price payable related to the acquisition of the dealership rights, without interest (Note 12.7)	—	2,392,734
	110,673,348	13,077,670
Current portion of long-term debt and other debts	24,713	13,015,584
Long-term portion of long-term debt and other debts	110,648,635	62,086

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

12- LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
12.1 Credit Agreement with Banking Syndicate
On August 11, 2021, Lion entered into a new credit agreement with a syndicate of lenders represented by National Bank of Canada, as administrative agent and collateral agent, and including Bank of Montreal and Federation des Caisses Desjardins du Quebec (the “Revolving Credit Agreement”). The Revolving Credit Agreement was amended on January 25, 2022 to increase the maximum principal amount that may become available from time to time under the revolving credit facility, subject to the borrowing base and compliance with the covenants contained under the Revolving Credit Agreement from $100,000,000 to $200,000,000. The credit facility under the Revolving Credit Agreement is available for use to finance working capital and for other general corporate purposes, and available to be drawn subject to a borrowing base comprised of eligible accounts (including insured or investment grade accounts) and eligible inventory, in each case, subject to customary eligibility and exclusionary criteria, advance rates and reserves.
The credit facility under the Revolving Credit Agreement currently bears interest at a floating rate by reference to the Canadian prime rate or pursuant to banker’s acceptance based on the CDOR rate, if in Canadian dollars, or the US base rate or Term Secured Overnight Financing Rate (SOFR), if in US dollars, as applicable, plus the relevant applicable margin.
As at December 31, 2022, the weighted average all-in interest rate was 5.46%, including stamping fees and spread, divided as follows:

	Repricing date	Interest Rate
Loans in the amount of CA$50,000,000	January 2023	3.67% - 4.71% plus 1.50% stamping fee
Loans in the amount of US$35,000,000	January 2023	4.42% - 5.80%, including spread of 1.50%
The Revolving Credit Agreement matures on August 11, 2024. The obligations under the Revolving Credit Agreement are secured by a first priority security interest, hypothec and lien on substantially all of Lion’s and certain of its subsidiaries’ property and assets (subject to certain exceptions and limitations). The Revolving Credit Agreement includes certain customary affirmative covenants, restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets and thresholds. The Revolving Credit Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Finally, the Revolving Credit Agreement also requires Lion to maintain certain financial ratios and namely, an all times tangible net worth test and a springing fixed charge coverage ratio based on a minimum availability test which may, from time to time, impact the maximum amount available under the revolving credit facility.. As a December 31, 2021, no amounts were drawn under the Revolving Credit Agreement.
12.2 Investissement Quebec secured loan related to Battery Manufacturing Plant and Innovation Center
On July 1, 2021, the Company entered into an interest-bearing secured loan agreement with Investissement Quebec (the “IQ Loan”) relating to the construction of the battery manufacturing plant and innovation center ("Lion Campus"). The IQ Loan provides for financing of up to CA$50,000,000, of which up to 30% is expected to be forgiven subject to certain criteria tied to the Company and to the operations of the facilities, including the creation and maintenance of workforce and certain minimum spending related to research and development activities.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

12- LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
12.2 Investissement Quebec secured loan related to Battery Manufacturing Plant and Innovation Center (continued)
The IQ Loan bears interest at a fixed rate of 4.41%, and will be repayable over a ten-year term, beginning in June 2027. The IQ Loan contains certain affirmative and negative covenants, including covenants relating to the Company’s workforce, operations and research and development activities and to the location of its head office in the Province of Quebec, as well as certain financial covenants, The obligations under the IQ Loan are secured by a security interest, hypothec, and lien on substantially all of the Company’s movable property and assets as well as the Company's immovable rights in the Innovation Center located on the Lion Campus (in each case, subject to certain exceptions and limitations). As at December 31, 2022, the Company was in compliance with the covenants and financial ratios. As at December 31, 2021, no amounts were drawn under the IQ Loan.
12.3 Strategic Innovation Fund of the Government of Canada unsecured loan related to Battery Manufacturing Plant and Innovation Center
On August 19, 2021, the Company entered into an unsecured non-interest bearing loan agreement with the Strategic Innovation Fund of the Government of Canada relating to the construction of the Lion Campus (the “SIF Loan”). The SIF Loan provides for financing of up to CA$49,950,000, of which up to 30% is expected to be forgiven subject to the satisfaction of certain criteria tied to the Company and to the operations of the facilities, including the creation and maintenance of workforce and certain minimum spending related to research and development activities. The SIF Loan is repayable over a 15-year term beginning in April 2026. The SIF Loan contains certain affirmative and negative covenants, including relating to the Company’s workforce, operations and research and development activities and to the location of its head office. As at December 31, 2022, the SIF Loan has a nominal value of $9,358,929 (December 31, 2021: nil) and is discounted at the rate of 4.03%. The difference between the proceeds received and the fair value of the debt of $3,226,695 was accounted as a government grant and recorded as a reduction of property, plant and equipment ($3,063,476) and intangible assets ($163,219). As a December 31, 2021, no amounts were drawn under the SIF Loan.
12.4 Loans on research and development tax credits and subsidies receivable
Finalta-CDPQ Loan Agreement
On November 8, 2022, Lion entered into the Finalta-CDPQ Loan Agreement with Finalta, as lender and administrative agent, and Caisse de dépôt et placement du Québec (through one of its subsidiaries), as lender, to finance certain refundable tax credits and grants under government programs. The Finalta-CDPQ Loan Agreement provides for a loan facility of up to a principal amount of CA$30,000,000 ($22,233,751) and bears interest at the rate of 10.95% per annum. The obligations thereunder are secured by a first priority security interest, hypothec and lien in certain tax credits and government grants and a subordinate security interest, hypothec and lien in substantially all other movable property and assets. The Finalta-CDPQ Loan Agreement matures on November 6, 2024.The Finalta-CDPQ Loan Agreement includes certain customary restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets, and thresholds. The Finalta-CDPQ Loan Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

12- LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
12.4 Loans on research and development tax credits and subsidies receivable (continued)
Finalta-CDPQ Loan Agreement (continued)
Upon the occurrence and during the continuance of an event of default, the lenders would be entitled to demand the immediate repayment of all amounts owing to them under the Finalta-CDPQ Loan Agreement and/or the lenders may exercise their other rights, remedies and/or recourses.

An aggregate amount of $22,233,751 (CA$30,000,000) was advanced under the Finalta-CDPQ Loan Agreement on November 8, 2022 upon entering into of the agreement and is outstanding as of the date hereof. A portion of the advances made under the Finalta-CDPQ Loan Agreement was used to repay in full the Company’s previous credit facilities entered into with Finalta on May 6, 2021 (the "Previous Finalta Credit Facilities"). All previous hypothecs and other liens relating to the Previous Finalta Credit Facilities were discharged upon repayment thereof. As of December 31, 2022, $22,150,030 (CA$30,000,000) was drawn under the Finalta-CDPQ Loan Agreement.
Finalta Loan Agreement- May 2021
On May 6, 2021, Lion entered into a loan agreement ("the Finalta Loan Agreement") with Finalta Capital Fund, L.P. ("Finalta") amending and restating in their entirety the two (2) loan agreements dated December 2018 and May 2020 that had previously been entered into with Finalta, as lender, to finance certain refundable tax credits and grants under government programs. As of December 31, 2021, there was $10,564,590 (CA$13,393,787) outstanding under the loan governed by the Finalta Loan Agreement.
The Finalta Loan Agreement provided for a combined loan facility of up to a principal amount of approximately CA$13,500,000 and bore interest at the rate of 7.50% per annum. The Finalta Loan Agreement matured on May 31, 2022, and may have extended by one (1) year. The obligations thereunder were secured by a first priority security interest, hypothec and lien on tax credits and government grants and a subordinate security interest, hypothec and lien on substantially all other property and assets to a maximum of $17,037,000 (CA$21,600,000).
The Finalta Loan Agreement included certain customary restrictions and negative covenants on Lion’s activities, subject to certain exceptions, baskets, and thresholds. The Finalta Loan Agreement also provided for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Upon the occurrence and during the continuance of an event of default, Finalta would be entitled to demand the immediate repayment of all amounts owing to it under the Finalta Loan Agreement and/or it may exercise its other rights, remedies and/or recourses.
12.5 Economic Development Canada (EDC) unsecured loans
As of December 31, 2021, the Group had outstanding Economic Development Canada unsecured loans, maturing from January 2022 to February 2022, for the acquisition of manufacturing equipment, for the marketing of products in the United States, and for the acquisition of molds in the amount of $24,397. The loans were without interest, discounted at a rate varying from 12% to 15% and had a nominal value of $24,583.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

12- LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
12.6 Secured loans for the acquisition of rolling stock
As of December 31, 2022 and 2021, the Group had outstanding secured loans, maturing from December 2023 to August 2024, related to the financing of the acquisition of rolling stock in the amount of $34,802 (2021: $95,949). The loans had interest rates varying from 2.35% to 4.25% and were secured by the asset financed having a net carrying value of $41,472.
12.7 Balance of purchase price payable related to the acquisition of the dealership rights, without interest
On May 7, 2022, the agreement with a private company relating to the previous acquisition of dealership rights in certain territories in the United States matured and the related outstanding financial liability was derecognized. The balance of the carrying amount was derecognized and the corresponding gain was recognized in finance costs in the consolidated statements of earnings (loss) and comprehensive loss (refer to Note 17).

For the fiscal year ended December 31, 2022, the Company was in compliance with all the covenants and financial ratios included in its long-term debt and other debts above.
13 - CONVERTIBLE DEBT INSTRUMENTS

	March 2020 Convertible Loan	September 2020 Convertible Debenture	Total Convertible Debt Instruments	Conversion Option
	$	$	$	$
Balance at January 1, 2021	3,676,252	15,190,638	18,866,890	1,472,520
Accretion expense	483,050	2,020,047	2,503,097	–
Foreign currency translation adjustment	216,480	844,081	1,060,561	.
Repayment	(4,375,782)	(18,054,766)	(22,430,548)	(1,472,520)
Balance at December 31, 2021	–	–	–	–
March 2020 Convertible Loan
In March 2020, the Company completed a financing through the issuance of an unsecured convertible loan (the “March 2020 Convertible Loan”) to Investissement Quebec in the principal amount of $3,741,675 (CA$5,000,000). The March 2020 Convertible Loan bore interest of 7.5% and had a maturity date of March 3, 2025. An amount of $70,376 (CA$94,043) in financing fees was incurred as a direct cost in the closing of the financing. This balance was capitalized and netted against the proceeds received from the issuance of the March 2020 Convertible Loan. Since the financial instrument meets the “Fixed for Fixed” criteria under IAS 32 – Financial Instruments: Presentation (“IAS 32”), the conversion option was classified as an equity instrument at the issuance date and was not subsequently remeasured.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

13 - CONVERTIBLE DEBT INSTRUMENTS (CONTINUED)
March 2020 Convertible Loan
The debt portion of the March 2020 Convertible Loan was recorded at the estimated fair value of $3,318,735 (CA$4,400,000) using an effective interest rate of 10.76% per annum at the time of issuance with the residual value of $422,940 (CA$600,000) recorded as separate component of equity. On May 6, 2021 the Company repaid the March 2020 Convertible Loan in full (including accrued interest).
September 2020 Convertible Debenture
In September 2020, the Company completed a financing through the issuance of an unsecured convertible debenture (the “September 2020 Convertible Debenture”) to Investissement Quebec in the principal amount of $15,340,000 (CA$20,000,000). The September 2020 Convertible Debenture bore interest of 15% and had a maturity date of September 1, 2023. An amount of $313,131 (CA$417,675) in financing fees was incurred as a direct cost in the closing of the financing. This balance was capitalized and netted against the proceeds received from the issuance of the September 2020 Convertible Debenture. Since the financial instrument meets the “Fixed for Fixed” criteria under IAS 32, the conversion option was classified as an equity instrument at the issuance date and is not subsequently remeasured. The debt portion of the September 2020 Convertible Debenture was recorded at the estimated fair value of $14,290,420 (CA$18,600,000) using an effective interest rate of 20.52% per annum at the time of issuance with the residual value of $1,049,580 (CA$1,400,000) recorded as a separate component in equity. On May 6, 2021 the Company repaid the September 2020 Convertible Debenture in full (including accrued interest).
14 - SHARE WARRANT OBLIGATIONS
14.1 Warrants issued to a customer
On July 1, 2020, in connection with the entering into of a master purchase agreement and a work order (collectively, the “MPA”) with Amazon Logistics, Inc., the Company issued a warrant to purchase common shares of the Company (the “Warrant”) to Amazon.com NV Investment Holdings LLC (the “Warrantholder”) which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on the Group's products or services.
At the election of the Warrantholder, any vested portion of the Warrant can be exercised either on a cash basis by the payment of the applicable exercise price or on a net issuance basis based on the in-the-money value of the Warrant. The exercise of the Warrant corresponds to $5.66 per share. The Warrant grants the Warrantholder the right to acquire up to 35,350,003 common shares of the Company.
There was an initial vesting of a portion of the Warrant which is exercisable for 5,302,511 common shares as at December 31, 2022 and 2021. The remaining portion of the Warrant vests in three tranches based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Group products or services. The Warrant has a term of 8 years. Full vesting of the Warrant requires spending of at least $1.2 billion on Group products or services over the term of the Warrant, subject to accelerated vesting upon the occurrence of certain events, including a change of control of the Group or a termination of the MPA for cause.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

14 - SHARE WARRANT OBLIGATIONS (CONTINUED)
14.1 Warrants issued to a customer (continued)
The fair value of the Warrant was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	December 31, 2022	December 31, 2021

Exercise price ($)	5.66	5.66
Share price ($)	2.24	9.94
Volatility (%)	43%	40%
Risk-free interest rate (%)	3.38%	1.27%
Expected warrant life (years)	5.50	6.50
The Group has recognized the following contract asset and share warrant obligation:

	December 31, 2022	December 31, 2021
	$	$
Contract asset
Beginning Balance	14,113,415	14,327,709
Amortization	—	(284,625)
Foreign currency translation adjustment	(902,409)	70,331
Ending Balance	13,211,006	14,113,415

Share warrant obligation
Beginning Balance	30,871,444	31,549,033
Fair value adjustment	(28,281,579)	492,091
Foreign currency translation adjustment	(417,596)	(1,169,680)
Ending Balance	2,172,269	30,871,444
14.2 Warrants issued as part of the business combination transaction
Upon completion of the Transaction on May 6, 2021, each outstanding warrant to purchase shares of NGA’s common stock was converted into a warrant to acquire one common share of the Company at a price of $11.50 per share. A total of 27,111,741 NGA warrants were converted into 27,111,741 Business Combination Warrants, 15,972,672 of which are publicly traded and 11,139,069 of which are private.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

14 - SHARE WARRANT OBLIGATIONS (CONTINUED)
14.2 Warrants issued as part of the business combination transaction (continued)
As at December 31, 2022, there were 27,111,323 Business Combination Warrants outstanding (December 31, 2021: 27,111,623) of which 15,972,364 are publicly traded (December 31, 2021: 15,972,664) and 11,138,959 are private (December 31, 2021: 11,138,959).
Each Business Combination Warrant entitles the holder to acquire one common share at an exercise price of $11.50 per share until May 6, 2026, subject to adjustment in certain customary events. The public Business Combination Warrants may be redeemed by the Company, in whole at a price of $0.01 per public Business Combination Warrant, provided that the last reported sales price of the Company’s common shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period commencing once the public Business Combination Warrants become exercisable and ending on the third trading day prior to the date on which the Company gives proper notice of such redemption.
The fair value of the public warrants were determined using their market trading price as follows:

	December 31, 2022	December 31, 2021
Warrant price ($)	0.45	2.73
Each private Business Combination Warrant may not be redeemed by the Company so long as they are held by Northern Genesis Sponsor LLC or any of its permitted transferees. Once transferred to any person that is not Northern Genesis Sponsor LLC or any of its permitted transferees, a private Business Combination Warrant becomes treated as a public Business Combination Warrant. The fair value of the private warrants was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	December 31, 2022	December 31, 2021

Exercise price ($)	11.50	11.50
Share price ($)	2.24	9.94
Volatility (%)	50%	40%
Risk-free interest rate (%)	3.68%	1.27%
Expected warrant life (years)	3.33	4.33
The expected volatility was determined by reference to historical data of comparable share prices over the expected life of the warrants.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

14 - SHARE WARRANT OBLIGATIONS (CONTINUED)
14.2 Warrants issued as part of the business combination transaction (continued)
The Group has recognized the following warrant obligations:

	Public warrants	Private warrants	Total
	$	$	$
Beginning balance at December 31, 2021	42,961,675	32,392,815	75,354,490
Fair value adjustment	(35,011,131)	(31,200,119)	(66,211,250)
Exercised	(348)	—	(348)
Foreign currency translation adjustment	(874,429)	(277,815)	(1,152,244)
Balance at December 31, 2022	7,075,767	914,881	7,990,648

	Public warrants	Private warrants	Total
	$	$	$
Beginning balance at May 6, 2021	95,836,032	73,616,827	169,452,859
Fair value adjustment	(48,935,404)	(37,352,590)	(86,287,994)
Exercised	—	(442)	(442)
Foreign currency translation adjustment	(3,938,953)	(3,870,980)	(7,809,933)
Balance at December 31, 2021	42,961,675	32,392,815	75,354,490
14.3 Warrants issued as part of the December 2022 Offering

On December 16, 2022, the Company closed the "December 2022 Offering", pursuant to which the Company issued of 19,685,040 "2022 Warrants" (Note 22.4). Each whole 2022 Warrant entitles the holder to purchase one common share for a price $2.80 per share for a period of five years ending on on December 15, 2027, subject to adjustment in certain customary events.
Aggregate gross proceeds of $19,913,196 were allocated to the warrants, representing the fair value of the warrants on the day of issuance. Issuance fees of $1,869,053 were recognized in administrative expenses in the consolidated statement of earnings (loss) and related to legal and other professional costs ($901,133) and net commissions paid to the agents ($967,920). As at December 31, 2022, all warrants are outstanding.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

14 - SHARE WARRANT OBLIGATIONS (CONTINUED)
14.3 Warrants issued as part of the December 2022 Offering (continued)
The fair value of the warrant on the date of issuance was determined using the Black-Scholes option pricing model taking into account the following assumptions:

December 16, 2022

Exercise price ($)	2.80
Share price ($)	2.54
Volatility (%)	44.46%
Risk-free interest rate (%)	3.07%
Expected warrant life (years)	5.00

The expected volatility was determined by reference to historical data of comparable share prices over the expected life of the warrants.
The fair value of the public warrants were determined using their market trading price as follows:

December 31, 2022
Warrant price ($)	0.70
The Group has recognized the following warrant obligation:

Public warrants
$
Beginning balance at December 16, 2022	19,913,196
Fair value adjustment	(6,975,357)
Foreign currency translation adjustment	142,807
Balance at December 31, 2022	13,080,646

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

15 - EMPLOYEE BENEFITS EXPENSE
The following table summarizes the employee benefits expense recorded and included in administrative and selling expenses during the years ended December 31, 2022, and 2021:

	2022	2021
	$	$
Wages and salaries	35,576,358	24,316,116
Share-based compensation (Note 16)	12,362,070	71,081,047
	47,938,428	95,397,163

The compensation of key management personnel is further disclosed in Note 21.
16 - SHARE-BASED COMPENSATION
16.1 Stock options
The Group has a stock option plan (the "Plan") for its key employees, officers and consultants under which it has authorized the grant of options for the purchase of its common shares for a maximum of 10% of outstanding common shares.
The Board of Directors shall determine the stock option term, which shall be no more than 10 years. Under the terms of the plan, the exercise price of each option cannot be below the fair value of the common shares on the grant date. Unless otherwise determined by the Board of Directors, the options granted under the plan vest within four years, beginning on the first anniversary of the date of granting.
Change in Method of Settlement
As of May 6, 2021, the cash settlement option in the Company’s stock option plan was removed. As a result, the liability for share-based compensation was re-measured to fair value at May 6, 2021, with changes in fair value recognized in net earnings (loss), and the resulting fair value of $130,276,188 was transferred to contributed surplus within shareholders’ equity.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

16 - SHARE-BASED COMPENSATION (CONTINUED)
16.1 Stock options (continued)

The following principal weighted assumptions were used in the Black-Scholes option pricing model to remeasure the share-based compensation liability relating to stock options as at May 6, 2021:

May 6, 2021

Exercise price (CA $)	1.17
Share price (CA $)	19.73
Volatility (%)	40%
Risk-free interest rate (%)	1.40%
Expected option life (years)	7.58
The following table summarizes the outstanding options as at December 31, 2022 and 2021 and changes during the years then ended:

	2022		2021
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
		CA$		CA$
Outstanding, beginning of year	9,072,149	1.82	10,375,195	1.17
Granted	558,697	6.94	294,854	21.86
Exercised(a)	(45,121)	0.93	(1,505,000)	0.93
Forfeited	(38,540)	6.91	(92,900)	6.90
Outstanding, end of year	9,547,185	2.11	9,072,149	1.82
Exercisable, end of year	7,615,432	1.25	5,054,976	1.06

a.Stock options exercised during the period had a weighted average share price of CA$3.42 at the date of exercise.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

16 - SHARE-BASED COMPENSATION (CONTINUED)
16.1 Stock options (continued)
The following table summarizes the information relating to stock options outstanding:

	As at December 31, 2022
	Number of stock options	Remaining contractual life (years)	Number of stock options exercisable
Exercise price
CA$0.93 (issued in 2018)	4,747,277	4.96	4,747,277
CA$0.93 (issued in 2019)	3,664,907	6.76	2,649,930
CA$6.90 (issued in 2020)	289,023	7.71	144,512
CA$15.45 (issued in 2021)	26,389	8.65	6,597
CA$23.02 (issued in 2021)	253,865	8.49	63,466
CA$13.29 (issued in 2021)	14,600	8.94	3,650
CA$6.92 (issued in 2022)	486,041	9.36	—
CA$7.05 (issued in 2022)	65,083	9.38	—
	9,547,185		7,615,432

	As at December 31, 2021
	Number of stock options	Remaining contractual life (years)	Number of stock options exercisable
Exercise price
CA$0.93 (issued in 2018)	4,792,398	5.94	3,316,799
CA$0.93 (issued in 2019)	3,664,907	7.77	1,634,954
CA$6.90 (issued in 2020)	319,990	8.71	103,223
CA$15.45 (issued in 2021)	26,389	9.65	—
CA$23.02 (issued in 2021)	253,865	9.49	—
CA$13.29 (issued in 2021)	14,600	9.94	—
	9,072,149		5,054,976

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

16 - SHARE-BASED COMPENSATION (CONTINUED)
16.1 Stock options (continued)

For share options granted during the year ended December 31, 2022, the weighted average fair value of those options at the measurement date is $1,428,004 (December 31, 2021: $2,316,320).The following table summarizes the weighted average values for the assumptions used in the Black-Scholes option pricing model for the stock option grants during the years ended December 31, 2022 and 2021:

	2022	2021
Expected dividends per share (CA$)	—	—
Exercise price (CA$)	6.94	21.86
Share price (CA$)	6.94	21.86
Expected Volatility (%)	40%	40%
Risk-free interest rate (%)	2.78%	1.16%
Expected option life (years)	7.50	7.50
The expected volatility was determined by reference to historical data of comparable companies share prices over the expected life of the stock options.
Compensation expense related to the stock options was recognized in the consolidated statement of earnings (loss) as follows:

	2022	2021
	$	$
Administrative expenses	8,296,836	56,461,189
Selling expenses	2,765,645	14,332,574
	11,062,481	70,793,763
For the year ended December 31, 2021, compensation expense related to stock options amounting to $56,150,430 increased the fair value of the share-based compensation liability up to May 6, 2021 (before being transferred to contributed surplus on May 6, 2021), and an amount of $14,643,333 was recorded directly in contributed surplus. When the underlying shares are issued, the amounts previously credited to contributed surplus are transferred to share capital.
16.2 Restricted share units
In June 2021, the Company approved a restricted share unit (“RSU”) plan for officers and other key employees of the Group. A RSU represents the right of an individual to receive one common share of the Company on the vesting date without any monetary consideration being paid to the Company.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

16 - SHARE-BASED COMPENSATION (CONTINUED)
16.2 Restricted share units (continued)
All RSUs vest within a maximum three-year vesting period and they can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares issued from treasury or purchased on the open market, at the Company's option. RSUs are expected to be settled in common shares purchased on the open market.
Compensation cost for RSUs is measured at the fair value of the underlying common share at the grant date and is expensed over the award's vesting period.

	2022		2021
	Number of restricted share units	Weighted average exercise price	Number of restricted share units	Weighted average exercise price
		CA$		CA$
Outstanding, beginning of year	36,247	18.59	—	—
Granted	276,584	6.93	36,247	18.59
Forfeited	(15,173)	6.92	—	—
Outstanding, end of year	297,658	8.35	36,247	18.59
Vested, end of year	—	—	—	—

All RSUs have an average remaining contractual life of approximately 1.9 years as at December 31, 2022 (December 31, 2021 : 2.9 years).
Compensation expense related to the RSUs was recognized in the consolidated statement of earnings (loss) as follows:

	2022	2021
	$	$
Administrative expenses	399,812	47,720
Selling expenses	123,063	30,141
	522,875	77,861
The corresponding increase is recorded in contributed surplus. When the underlying shares are issued, the amounts previously credited to contributed surplus are transferred to share capital.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

16 - SHARE-BASED COMPENSATION (CONTINUED)
16.3 Deferred share units
In June 2021, the Company approved a deferred share unit (“DSU”) plan for officers and other key employees of the Group. A DSU represents the right of an individual to receive one common share of the Company on the vesting date without any monetary consideration being paid to the Company.
All DSUs vest on the date of the grant, except otherwise determined by the Board of Directors, and they can be settled in cash based on the Company’s share price on the vesting date, through the delivery of common shares issued from treasury or purchased on the open market, at the Company's option or a combination of both.
Compensation cost for DSUs is measured at the fair value of the underlying common share at the grant date and is expensed over the award's vesting period.

	2022		2021
	Number of deferred share units	Weighted average exercise Price	Number of deferred share units	Weighted average exercise Price
		CA$		CA$
Outstanding, beginning of year	18,755	14.07	—	—
Granted	284,362	3.65	18,755	14.07
Cash settled	(2,026)	14.07	—	—
Outstanding, end of year	301,091	4.23	18,755	14.07
Vested, end of year	301,091	4.23	18,755	14.07
Compensation expense related to the DSUs was recognized in administrative expenses in the statement of consolidated earnings (loss) as follows with a corresponding increase in contributed surplus:

	2022	2021
	$	$
Administrative expenses	776,714	209,423
When the underlying shares are issued, the amounts previously credited to contributed surplus are transferred to share capital.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

17 - FINANCE COSTS
Finance costs for the reporting periods consist of the following:

	2022	2021
	$	$
Interest on long-term debt and other debts[a]	280,491	3,042,675
Interest on lease liabilities[a]	284,631	876,321
Interest on convertible debt instruments	—	2,503,097
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	82,850	125,290
Accretion expense on common shares, retractable	—	2,031,863
Gain on derecognition of the balance of purchase price payable related to the acquisition of the dealership rights[b]	(2,130,583)	—
Financing costs	2,489,123	—
Other	(51,090)	(246,769)
	955,422	8,332,477
a.Net of capitalized borrowing costs of $5,093,206 for year ended December 31, 2022 (December 31, 2021: $40,322), $2,214,906 included in interest on long-term debt and other debts and $2,878,300 in interest on lease liability, respectively (December 31, 2021: $12,022 included in interest on long-term debt and other debts, $117 in interest on lease liability, $9,310 in interest on convertible debt instruments and $18,873 in accretion expense on common shares, retractable, respectively). The weighted average interest rate used to capitalize the borrowing costs is 5.68% in 2022 and 14.42% in 2021.
.
b.On May 7, 2022, the agreement with a private company relating to the previous acquisition of dealership rights in certain territories in the United States matured and the related outstanding financial liability was derecognized. The carrying amount of $2,130,583 was recognized as a gain under finance costs in the consolidated statements of earnings (loss) and comprehensive loss.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

18 - INCOME TAXES
The reconciliation of the effective tax rate is as follows:

	2022	2021
	$	$
Net earnings (loss) before income taxes	17,775,766	(43,325,320)
Combined statutory income tax rate in Canada	26.50%	26.50%
Expected income tax expense (recovery)	4,710,578	(11,481,210)
Non-deductible share-based employee remuneration	3,275,949	18,836,477
Change in fair value of share warrant obligations	(26,889,069)	(22,735,914)
Non-deductible accretion expense	16,529	538,444
Change in unrecognized deferred tax assets	18,596,751	13,867,662
Impact of US tax rate applicable to the subsidiary	173,323	223,297
Non-deductible expenses	114,518	818,490
Other	1,421	(67,246)
	—	—

The components of deferred income tax assets and (liabilities) are as follows:

	December 31, 2022	December 31, 2021
	$	$
Property, plant and equipment	(16,438,000)	(472,000)
Right-of-use assets	(16,202,000)	(12,443,000)
Intangible assets	(37,151,000)	(19,761,000)
Balance of purchase price related to the acquisition of the dealership rights	—	577,000
Lease liabilities	16,051,000	12,719,000
Non-capital losses carry-forward	50,100,000	15,674,000
Research and development expenditures carry-forward	—	874,000
Deferred financing cost	(282,000)	(182,000)
Financing fees and other	3,922,000	3,014,000
	—	—

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

18 - INCOME TAXES (CONTINUED)
The Group has unused research and development expenditures and non-capital losses carried forward for its Canadian subsidiaries for which deferred tax assets have not been recognized amounting to $113,255,000 ($57,051,000 as at December 31, 2021). Research and development expenditures can be carried forward indefinitely, and the Group's non-capital loss carry-forwards expire between 2032 and 2042.
In addition, the Group has access to federal non-refundable investment tax credits in the amount of $10,307,000 ($9,074,000 as at December 31, 2021) expiring between 2037 and 2042.
The Group also has, through its subsidiaries in the United States of America, unused tax losses carried forward amounting to $26,077,000 ($15,416,000 as at December 31, 2021) for which no deferred tax asset has been recognized. These losses can be carried forward indefinitely.

19 - EARNINGS PER SHARE

	2022	2021
	$	$
Net earnings (loss)	17,775,766	(43,325,320)
Basic weighted average number of common shares outstanding	193,113,983	162,245,092
Basic earnings (loss) per share	0.09	(0.27)

Basic weighted average number of common shares outstanding	193,113,983	162,245,092
Plus dilutive impact of stock options, RSUs, DSUs, and warrants	7,477,680	—
Diluted weighted average number of common shares outstanding	200,591,663	162,245,092
Diluted earnings (loss) per share	0.09	(0.27)
Excluded from the above calculations for the years ended December 31, 2022 and 2021 are all outstanding stock options, share warrant obligations, RSUs, and DSUs, which are deemed to be anti-dilutive.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

20 - SUPPLEMENTAL CASH FLOW DISCLOSURE
The depreciation and amortization is detailed as follows:

	2022	2021
	$	$
Depreciation – property, plant and equipment	5,038,092	1,717,977
Depreciation – right-of-use assets	3,454,353	2,606,013
Amortization – intangible assets	3,000,028	935,560
Amortization – contract asset	—	284,625
	11,492,473	5,544,175
See Note 8 for additional information related to the depreciation of right-of-use assets.

	2022	2021
	$	$
Inventories	(61,260,745)	(78,629,302)
Accounts receivable	(24,369,277)	(17,359,223)
Prepaid expenses	(940,816)	(4,407,403)
Trade and other payables (1)	28,082,227	17,245,077
	(58,488,611)	(83,150,851)
(1)The net change in trade and other payables excludes trade and other payables as at December 31, 2022 related to the following non-cash working capital items: $4,757,926 related to the additions of intangible assets and $16,229,912 related to the acquisition of property, plant and equipment and includes trade and other payables as at December 31, 2021 related to the additions of intangible assets of $554,310 and related to the acquisition of property, plant and equipment of $8,797,575.
There were nil outstanding payables related to the additions of intangible assets and nil related to the acquisition of property, plant and equipment as at December 31, 2020.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

20 - SUPPLEMENTAL CASH FLOW DISCLOSURE (CONTINUED)
The changes in the Group’s liabilities arising from financing activities can be classified as follows:

	Share warrant obligations	Long-term debt and other debts	Lease liabilities	Total
	$	$	$	$
Balance at January 1, 2022	106,225,934	13,077,670	62,209,317	181,512,921
Cash flows :
Repayment	—	(10,348,894)	(8,140,114)	(18,489,008)
Proceeds	19,913,196	111,576,513	—	131,489,709
Non-cash :
Accretion expense	—	82,850	284,631	367,481
Borrowings costs, capitalized within intangible assets and property, plant and equipment	—	—	2,878,300	2,878,300
Non-monetary additions (net of modification)	—	—	6,961,794	6,961,794
Gain on derecognition of dealership rights	—	(2,130,583)	—	(2,130,583)
Change in fair value of share warrant obligations	(101,468,186)	—	—	(101,468,186)
Contributed surplus	(3,798)	—	—	(3,798)
Unrealized foreign exchange loss	—	516,401	—	516,401
Foreign currency translation adjustment	(1,423,583)	(2,100,609)	(673,713)	(4,197,905)
Balance at December 31, 2022	23,243,563	110,673,348	63,520,215	197,437,126

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

20 - SUPPLEMENTAL CASH FLOW DISCLOSURE (CONTINUED)

	Credit facilities	Long-term debt and other debts	Lease liabilities	Total
	$	$	$	$
Balance at January 1, 2021	18,209,335	37,251,387	7,719,108	63,179,830
Cash flows :
Repayment	(19,188,863)	(44,441,014)	(2,969,809)	(66,599,686)
Proceeds	—	18,709,857	—	18,709,857
Non-cash :
Accretion expense	—	125,290	876,321	1,001,611
Borrowings costs, capitalized within intangible assets	—	2,516	117	2,633
Non-monetary additions	—	—	56,575,021	56,575,021
Unrealized foreign exchange gain	—	(16,732)	(42,772)	(59,504)
Foreign currency translation adjustment	979,528	1,446,366	51,331	2,477,225
Balance at December 31, 2021	—	13,077,670	62,209,317	75,286,987
21- RELATED PARTY TRANSACTIONS
21.1 Transactions with key management personnel
Key management personnel includes those individuals that have authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, and is comprised of the members of the executive management team and the Board of Directors. Key management personnel remuneration includes the following expenses:

	2022	2021
	$	$
Salaries including bonuses	3,368,388	2,137,182
Share-based payments	8,878,755	47,956,085
Total remuneration	12,247,143	50,093,267

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

22. SHARE CAPITAL
22.1 Authorized
The authorized share capital is as follows:
–Unlimited number of common shares, bearing one voting right per share, participating, without par value.
–Unlimited number of preferred shares, issuable in one or more series.
The authorized share capital was modified effective May 6, 2021 by creating an unlimited number of preferred shares, issuable in one or more series.
22.2 Issued
All issued and outstanding common shares are fully paid.
22.3 ATM Program
On June 17, 2022, the Company established an "at-the-market" equity program (the "ATM Program") that allows the Company to issue and sell, from time to time through a syndicate of agents, newly issued common shares of the Company, for an aggregate offering amount of up to $125,000,000 (or the Canadian dollar equivalent).
During the year ended December 31, 2022, the Company issued 8,346,789 common shares pursuant to the ATM Program at an average price of $3.74 per share for aggregate gross proceeds of $31,247,688, and for aggregate net proceeds of $29,351,308 after the deduction of equity issuance fees of $1,896,380. Equity issuance fees were mainly related to legal costs which includes one-time fees incurred to establish the ATM Program ($1,427,613) and net commissions paid to the agents under the ATM program ($468,767).
22.4 December 2022 Offering
On December 16, 2022, the Company closed the “December 2022 Offering”, pursuant to which the Company issued 19,685,040 "Units" at a price of $2.54 per Unit for gross proceeds of $50,000,002 and for net proceeds of $45,308,181 after the deduction of issuance fees of $4,691,821. Issuance fees were mainly related to legal costs ($2,261,471) and net commissions paid to the agents ($2,430,350). Each Unit consisted of one common share in the capital of the Company and one common share purchase warrant. The allocation of the proceeds between the warrants and the common shares at the issuance date was based on allocating the fair value of the warrants based on the Black-Scholes option pricing model (refer to Note 14.3), with the residual value allocated to the common shares.

Under the terms of the underwriting agreement, the Company has granted the underwriters an over-allotment option, exercisable for a period of 30 days from the date of the closing of the December 2022 Offering, to purchase up to 2,952,755 additional Units at a price of $2.54 per Unit, representing in the aggregate 15% of the total number of Units to be sold pursuant to the December 2022 Offering.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

22. SHARE CAPITAL (CONTINUED)
22.4 December 2022 Offering (continued)

Pursuant to the December 2022 Offering, the Company issued 19,685,040 common shares of which gross proceeds of $30,086,806 were allocated to the shares, and for net proceeds of $27,264,038 after the deduction of equity issuance fees of $2,822,768. Equity issuance fees were mainly related to legal costs ($1,360,338) and net commissions paid to the agents ($1,462,430).
22.3 Common shares, retractable
At the closing of the business combination and plan of reorganization (the “Transaction”) with NGA on May 6, 2021, the repurchase (put) rights of the common shares, retractable were reclassified from non-current liabilities to equity, as the repurchase (put) rights no longer exist at closing of the Transaction.
The following table summarizes the common shares, retractable as at December 31, 2021 and changes during the years then ended:

	December 31, 2021
	Number	$
Common shares, retractable
Balance, beginning of the year	17,994,857	25,855,509
Reclass to equity	(17,994,857)	(29,072,804)
Accretion expense	—	2,031,863
Foreign currency translation adjustment	—	1,185,432
Balance, end of year	—	—
At each reporting period, the liability was measured at amortized cost, until May 6, 2021. An accretion expense amounting to $2,031,863 was recorded in the consolidated earnings for the year ended December 31, 2021.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

23 - ENTITY-WIDE DISCLOSURES
The Group has one reportable operating segment, the manufacturing and sales of electric vehicles in Canada and in the United States.
The Group's revenue from external customers are divided into the following geographical areas:

	2022	2021
Revenue from External Customers	$	$
Canada	121,086,499	37,484,524
United States	18,827,971	20,225,680
	139,914,470	57,710,204
During the year ended December 31, 2022, 35% of the Group's revenue depended on one customer (December 31, 2021: one customer, 10.1%).
The Group’s non-current assets are allocated to geographic areas as follows:

	December 31, 2022
	Canada	United States	Total
	$	$	$
Other non-current assets	708,440	364,786	1,073,226
Property, plant and equipment	81,602,840	79,153,488	160,756,328
Right-of-use assets	10,836,851	49,671,503	60,508,354
Intangible assets	144,213,010	7,151,013	151,364,023
Contract asset	13,211,006	—	13,211,006
	250,572,147	136,340,790	386,912,937

	December 31, 2021
	Canada	United States	Total
	$	$	$
Other non-current assets	793,298	—	793,298
Property, plant and equipment	18,035,651	14,632,507	32,668,158
Right-of-use assets	7,446,976	53,455,386	60,902,362
Intangible assets	76,127,010	5,772,820	81,899,830
Contract asset	14,113,415	—	14,113,415
	116,516,350	73,860,713	190,377,063
Geographical areas are determined according to where the sales take place and according to the location of the long-term assets.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

24 - FINANCIAL INSTRUMENT RISK AND CAPITAL MANAGEMENT
24.1 Financial risk management objectives and policies
Based on the Group's activities and as a result of holding financial instruments, the group is exposed to various financial risks. The main types of risks are market risk, credit risk and liquidity risk.
The Group’s financial assets and liabilities by category are summarized in Note 10.
The Group’s risk management is coordinated at its headquarters, in close cooperation with the Board of Directors, and focuses on actively securing the Group’s short to medium-term cash flows by minimizing the exposure to financial markets.
The Group does not actively engage in the trading of financial assets for speculative purposes nor does it write options. The most significant financial risks to which the Group is exposed are described below.
24.2 Market risk
The Group's financial instruments expose it to market risks, in particular, currency risk and interest rate risk, resulting from its operating, investing and financing activities:
Foreign currency
In 2022, the majority of the Group's transactions are in Canadian dollars in its Canadian entities and in US dollars in its US entities. Currency risk results from the Group's sales denominated in foreign currency which are primarily in US dollars and purchases which are in US dollars and Euro for the Canadian entities and purchases made in Canadian dollars or Euros for the US entities. In 2021, the majority of the Group's transactions were in Canadian dollars. Currency risk resulted from the Group's sales denominated in foreign currency which were primarily in US dollars and purchases which were in US dollars and Euros.
The Group is exposed to currency risk due to cash, trade and other receivables, trade and other payables and long-term debt and other debts denominated in foreign currencies.
Foreign currency denominated financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts shown are those reported to key management, in US dollars:

	December 31, 2022		December 31, 2021
	Assets	Liabilities	Assets	Liabilities
	$	$	$	$
Cash	34,192,889	—	110,902,300	—
Trade receivables	—	—	10,338,493	—
Trade and other payables	—	6,094,084	—	6,813,836
Long-term debt and other debts	—	35,000,000	—	2,392,734
	34,192,889	41,094,084	121,240,793	9,206,570

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

24 - FINANCIAL INSTRUMENT RISK AND CAPITAL MANAGEMENT (CONTINUED)
24.2 Market risk (continued)
Foreign currency (continued)
The impact on comprehensive loss and shareholders' equity of a 10% increase or decrease in foreign currencies on the Group’s financial instruments based on balances at December 31, 2022 would be approximately $(718,280) ($11,331,232 as at December 31, 2021).
Interest rate sensitivity
The Group is exposed to interest rate risk with respect to financial assets and liabilities bearing fixed and variable interest rates. Some long-term debts and other debts bear interest at a fixed rate and the Group is, therefore, exposed to the risk of changes in fair value resulting from interest rate fluctuations.
Some long-term debts and other debts bear interest at variable rates and the Group is, therefore, exposed to the cash flow risks resulting from interest rate fluctuations. The Group analyzes its cash flow exposure and interest fluctuations on an ongoing basis.
Based on balances as at December 31, 2022, sensitivity to a plus or minus 1% change in interest rates would affect the profit or loss and equity by $1,107,000 (approximately $131,000 as at December 31, 2021).
24.3 Credit risk analysis
Credit risk is the risk that a counterparty fails to discharge an obligation to the Group. The Group is exposed to this risk for various financial instruments, for example by granting receivables to customers. The Group’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognized on the consolidated statement of financial position.
The Group continuously monitors defaults of customers and other counterparties, identified either individually or by group, and incorporates this information into its credit risk controls. Where available at reasonable cost, external credit ratings and/or reports on customers and other counterparties are obtained and used. The Group’s policy is to deal only with creditworthy counterparties.
The Group’s management considers that all the financial assets that are not impaired or past due for each of the reporting dates presented are of good credit quality. The Group had never experienced any significant credit losses. Consequently, credit risk is not considered material.
24.4 Liquidity risk analysis
In the normal course of business, the Group enters into contractual obligations that will require the Group to disburse cash over future periods. Liquidity risk is that the Group might be unable to meet its contractual obligations.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

24 - FINANCIAL INSTRUMENT RISK AND CAPITAL MANAGEMENT (CONTINUED)
24.4 Liquidity risk analysis (continued)
The Group’s liquidity and operating results may be adversely affected if the Group’s access to the equity market is hindered, whether as a result of a downturn in the economic conditions generally or related to matters specific to the Group. Over the years, the Group generated cash flows from its financing activities and from its sales. The Group mitigates liquidity risk through the implementation of its capital management policy by managing its capital expenditures, forecast, budget and operational cash flows, and by maintaining adequate lines of credit, if needed.
All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, which are included in the table of contractual obligations below.
The following tables set forth the maturity of our contractual obligations (including interest payments where applicable) as at December 31, 2022 and as at December 31, 2021:

	December 31, 2022
	Carrying amount	Undiscounted contractual cash flows	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years
	$	$	$	$	$	$
Trade and other payables	62,383,813	62,383,813	62,383,813	—	—	—
Long-term debt and other debts	110,673,348	118,341,134	2,450,141	96,150,078	—	19,740,915
Purchase and other obligations	—	149,591,363	70,523,901	75,154,748	3,439,748	472,966
Lease obligations	63,520,215	89,985,860	8,320,131	15,454,284	16,693,337	49,518,108
Total contractual obligations	236,577,376	420,302,170	143,677,986	186,759,110	20,133,085	69,731,989

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

24 - FINANCIAL INSTRUMENT RISK AND CAPITAL MANAGEMENT (CONTINUED)
24.4 Liquidity risk analysis (continued)

	December 31, 2021
	Carrying amount	Undiscounted contractual cash flows	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years
	$	$	$	$	$	$
Trade and other payables	33,343,630	33,343,630	33,343,630	—	—	—
Long-term debt and other debts	13,077,670	13,080,422	13,016,590	63,832	—	—
Purchase and other obligations	–	91,585,031	91,585,031	—	—	—
Lease obligations	62,209,317	87,389,875	7,953,283	16,046,201	12,345,355	51,045,036
Total contractual obligations	108,630,617	225,398,958	145,898,534	16,110,033	12,345,355	51,045,036
24.5 Capital management
The Group’s capital management objectives are to:
•Ensure the Group’s ability to continue as a going concern;
•Provide an adequate return to shareholders;
~~•~~Maintain an optimal capital structure which allows financing options to the Group to complete its projects.
The Group's capital comprises total shareholders' equity, cash/bank overdraft, credit facilities, long-term debt, convertible debt instruments and common shares retractable, as presented on the face of the consolidated statement of financial position.
As part of the management of its capital structure, the Group factors in the economic value of the stock option and restricted share units (Note 16).
The Group sets the amount of capital in proportion to its overall financing structure, i.e. equity and financial liabilities. The Group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, repurchase shares or sell assets to reduce debt.
The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Group’s management team to sustain the future development of the business.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

24 - FINANCIAL INSTRUMENT RISK AND CAPITAL MANAGEMENT (CONTINUED)
24.5 Capital management (continued)
The amounts managed as capital by the Group for the reporting periods under review are summarized as follows:

	December 31, 2022	December 31, 2021
	$	$
Long-term debt and other debts	110,673,348	13,077,670
Less: Cash	88,266,985	241,702,030
Total net indebtedness	22,406,363	(228,624,360)

Shareholders' equity	437,116,773	368,681,834
Warrants issued as part of the business combination transaction and December 2022 Offering	21,071,294	75,354,490
Total net indebtedness	22,406,363	(228,624,360)
Total capitalization	480,594,430	215,411,964

Total net indebtedness to total capitalization ratio	5%	(106)%
As at December 31, 2022, the Company was in compliance with all of its obligations under the terms of its banking agreements (Note 12). Management reviews its capital management approach on an ongoing basis and believes that this approach is appropriate given the relative size of the Group. There were no changes in the Company’s approach to capital management during the years ended December 31, 2022 and 2021.

25 - SUBSEQUENT EVENTS
25.1 Over-allotment Option on December 2022 Offering

On January 17, 2023, the Company announced the exercise and closing of the underwriters’ over-allotment option in full, to purchase an additional 2,952,755 Units at a price of $2.54 per unit with respect to the December 2022 Units Offering (refer to Note 22.4). This resulted in aggregate gross proceeds to the Group of $7,499,998, and for aggregate net proceeds of $7,005,783 after the deduction of underwriting commission and offering costs of $494,215.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(In US dollars, except number of shares)

25 - SUBSEQUENT EVENTS (CONTINUED)
25.2 Sale-leaseback
On February 2, 2023, the Group completed a sale-leaseback transaction with BTB Real Estate Investment Trust for its battery manufacturing building located in Mirabel, Quebec for a total purchase price of $21,033,654 (CA$28,000,000). Concurrent with the sale, Lion entered into a lease agreement with BTB for the Mirabel battery manufacturing building, with an initial 20-year term and subsequent renewal options.
On February 13, 2023, net proceeds from the sale-leaseback transaction, together with cash from operating activities, were used to repay $22,483,699 (CA$30,000,000) under the revolving credit facility, representing a portion of the Company's total drawings under its revolving credit facility.